UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2, 2014

Commission File Number: 000-53087

IAO KUN GROUP HOLDING COMPANY LIMITED

(Translation of registrant’s name into English)

Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K filed by Iao Kun Group Holding Co Limited (the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions. Uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

This report is hereby incorporated by reference to the registration statement on Form F-3 (File No. 333-185759) and the post-effective amendment to the registration statement on Form F-3 (333-166860) of the Company.

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

	September 30, 2014	December 31, 2013
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$13,880,505	$7,563,097
Accounts Receivable, Net	15,147,073	5,182,352
Markers Receivable	194,069,619	242,350,301
Prepaid Expenses and Other Assets	347,390	502,017
Total Current Assets	223,444,587	255,597,767

Intangible Assets (net of accumulated amortization of $37,959,997 and $25,739,786 at September 30, 2014 and December 31, 2013, respectively)	125,880,077	138,336,945
Goodwill	17,728,529	17,754,136
Property and Equipment (net of accumulated depreciation of $94,365 and $38,654 at September 30, 2014 and December 31, 2013, respectively)	363,949	116,419
Other Assets	23,393	23,423
TOTAL ASSETS	$367,440,535	$411,828,690

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Lines of Credit Payable	$55,236,993	$42,670,573
Accrued Expenses	14,177,490	15,701,756
Declared Dividend Payable	1,539,260	-
Bao Li Gaming Acquisition-Contingent Purchase Price Obligation	25,065,368	16,837,500
King's Gaming Acquisition-Contingent Purchase Price Obligation	-	9,000,000
Oriental VIP Room Acquisition-Contingent Purchase Price Obligation	2,875,000	21,650,051
Loan Payable, Shareholders, current	5,871,683	5,809,075
Total Current Liabilities	104,765,794	111,668,955

Bao Li Gaming Acquisition-Contingent Purchase Price Obligation, net of current portion	19,231,052	16,189,550
Oriental VIP Room Acquisition-Contingent Purchase Price Obligation, net of current portion	42,094,695	14,878,218
Total Liabilities	166,091,541	142,736,723

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred Shares, $0.0001 par value, Authorized 1,150,000 shares; none issued	-	-
Ordinary Shares, $0.0001 par value, Authorized 500,000,000 shares; 59,202,314 and 59,306,824 issued and outstanding at September 30, 2014 and December 31, 2013, respectively.	5,919	5,930
Additional Paid-in Capital	126,235,778	126,329,321
Retained Earnings	74,946,914	142,270,385
Accumulated Comprehensive Income	160,383	486,331
Total Shareholders' Equity	201,348,994	269,091,967
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$367,440,535	$411,828,690

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

(Unaudited)

	For the Three Months Ended	For the Three Months Ended	For the Nine Months Ended	For the Nine Months Ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Revenue from VIP Gaming Operations	$51,916,783	$60,961,364	$181,549,165	$186,624,728
Total Revenues	51,916,783	60,961,364	181,549,165	186,624,728

Expenses
- Commission to Junket Agents	47,136,322	45,345,247	151,635,092	135,737,508
- Selling, General and Administrative Expenses	5,485,447	5,102,606	19,346,110	15,084,137
- Special Rolling Tax	432,097	411,952	1,376,062	1,267,746
- Amortization of Intangible Assets	4,093,158	4,118,058	12,274,409	9,095,512
Total Expenses	57,147,024	54,977,863	184,631,673	161,184,903

Operating (loss) income attributable to ordinary shareholders before change in fair value of contingent consideration	(5,230,241)	5,983,501	(3,082,508)	25,439,825

Change in Fair Value of Contingent Consideration for the Acquisitions of King's Gaming, Bao Li Gaming and Oriental VIP Room	(7,018,014)	945,943	(62,701,703)	(14,535,257)
Net (Loss) Income Attributable to Ordinary Shareholders	(12,248,255)	6,929,444	(65,784,211)	10,904,568

Other Comprehensive (Loss) Income
Foreign Currency
- Translation Adjustment	(407,653)	38,762	(325,948)	(124,944)
Total Comprehensive (Loss) Income	$(12,655,908)	$6,968,206	$(66,110,159)	$10,779,624

Net (Loss) Income Per Share
Basic	$(0.20)	$0.11	$(1.09)	$0.22
Diluted	$(0.20)	$0.11	$(1.09)	$0.22
Weighted Average Shares Outstanding
Basic	61,056,662	60,959,765	60,574,745	50,270,031
Diluted	61,056,662	61,081,232	60,574,745	50,470,947

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(Unaudited)

			Additional		Accumulated	Total
	Ordinary Shares		Paid-In	Retained	Comprehensive	Shareholders'
	Shares	Amount	Capital	Earnings	Income	Equity

Balances, December 31, 2013	59,306,824	$5,930	$126,329,321	$142,270,385	$486,331	$269,091,967

Ordinary shares repurchased and retired	(1,415,300)	(142)	(4,193,412)	-	-	(4,193,554)

Incentive shares issued for Bao Li Gaming 2013 net income target	1,250,000	125	3,899,875	-	-	3,900,000

Directors Shares issued for compensation	60,790	6	199,994	-	-	200,000

Ordinary shares cash dividend	-	-	-	(1,539,260)		(1,539,260)

Net loss	-	-	-	(65,784,211)	-	(65,784,211)

Foreign currency translation adjustment	-	-	-	-	(325,948)	(325,948)

Balances, September 30, 2014	59,202,314	$5,919	$126,235,778	$74,946,914	$160,383	$201,348,994

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(Unaudited)

	For the Nine Months Ended	For the Nine Months Ended
	September 30, 2014	September 30, 2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(65,784,211)	$10,904,568

Adjustments to reconcile net (loss) income to net cash provided by operating activities

Amortization of intangible assets	12,274,409	9,095,512
Change in fair value of contingent purchase price obligation for the acquisition of King's Gaming, Bao Li Gaming and Oriental VIP Room	62,701,703	14,535,257
Depreciation	55,845	19,700
Change in assets and liabilities
Accounts Receivable	(9,986,085)	(17,721,604)
Markers Receivable	47,997,885	13,683,003
Prepaid Expenses and Other Assets	154,117	(164,046)
Deferred Offering Costs Expensed	-	806,672
Lines of Credit Payable	12,645,554	23,208,029
Accrued Expenses	(1,500,030)	179,972
Net cash provided by operating activities	58,559,187	54,547,063

CASH FLOW FROM INVESTING ACTIVITIES

Cash paid for Oriental VIP Room acquisition	-	(10,000,000)
Purchase of property and equipment	(303,887)	(65,083)
Net cash used in investing activities	(303,887)	(10,065,083)

CASH FLOW FROM FINANCING ACTIVITIES

Contingent consideration paid for King's Gaming acquisition	(9,000,000)	(9,000,000)
Contingent consideration paid for Bao Li Gaming acquisition	(13,000,000)	(13,000,000)
Contingent consideration paid for the Oriental VIP Room acquisition	(26,000,000)	-
Cash paid for shares repurchased	(4,193,554)	(2,728,912)
Professional fee payment for rights offering	-	(2,067,809)
Proceeds from issuance of ordinary shares	-	29,354,850
Proceeds from shareholder loans	69,548	-
Repayment of shareholder loans	-	(27,087,542)
Dividend paid	-	(8,945,377)
Net cash used in financing activities	(52,124,006)	(33,474,790)

Net increase in cash and cash equivalents	6,131,294	11,007,190

Effect of foreign currency translation on cash	186,114	(16,551)

Cash and cash equivalents at beginning of period	7,563,097	20,644,296

Cash and cash equivalents at end of period	$13,880,505	$31,634,935

Non-cash Investing Activities
Estimated contingent purchase price-Oriental VIP Room	$-	$47,809,521

Non-cash Financing Activities
Ordinary shares issued for repayment of debt	$-	$34,197,930
Director shares issued for compensation	$200,000	$200,000
Ordinary shares issued for Bao Li Contingent Consideration	$3,900,000	$-
Declared Dividend Payable	$1,539,260	$-

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

 Note 1 – Organization and Business of Companies

Iao Kun Group Holding Company Limited (formerly Asia Entertainment & Resources Ltd. and formerly CS China Acquisition Corp.) ("Iao Kun" or the “Company”) was incorporated in the Cayman Islands on September 24, 2007 as a blank check company whose objective was to acquire, through a share exchange, asset acquisition or other similar business combination, an operating business, or control of such operating business through contractual arrangements, that has its principal operations located in People’s Republic of China (“PRC”, “China”). On September 30, 2013, the Company changed its name from Asia Entertainment & Resources Ltd (“AERL”). The decision to change the name of the Company was to enhance the Company’s brand image in Macau.

On October 6, 2009, Iao Kun entered into a Stock Purchase Agreement, subsequently amended on November 10, 2009, December 9, 2009, January 11, 2010 and April 18, 2011 (the “Agreement”), with Asia Gaming & Resort Limited and its wholly owned subsidiaries (collectively “AGRL”) and Spring Fortune Investments Ltd. (“Spring Fortune”) that provided for the acquisition by Iao Kun from Spring Fortune of all of the outstanding capital stock of AGRL.  On February 2, 2010, the acquisition was consummated pursuant to the terms of the Agreement, and AGRL became a wholly owned subsidiary of Iao Kun.

Upon the closing of the acquisition of AGRL by Iao Kun, the Promoter Companies (defined below) became variable interest entities (‘‘VIEs’’) of the subsidiaries of AGRL, which are the primary beneficiaries of the operations of the Promotion Entities (defined below) through the profit interest agreements which were entered into on February 2, 2010 and agreements subsequent to that date.

On November 10, 2010, the Company entered into an agreement to acquire the right to 100% of the profits derived by King's Gaming Promotion Limited (“King's Gaming”) from the promotion of the Wenzhou VIP Room at the Venetian Hotel and Casino in Macau as discussed in Note 8.

On May 15, 2011 the Company opened a VIP gaming room at Galaxy Resort Macau located in Cotai, Macau.

On June 16, 2011, the Company closed the VIP gaming room at the MGM Grand Hotel and Casino in Macau.

Jubilee Dynasty Limited ("Jubilee Dynasty"), a subsidiary of AGRL, was incorporated on May 18, 2012.  The main asset of Jubilee Dynasty is the right to 100% of the profit derived by Bao Li Gaming Promotion Limited (“Bao Li” or “Bao Li Gaming”) from the promotion of a VIP gaming room at the City of Dreams Hotel and Casino in Macau, pursuant to a profit interest agreement between Jubilee Dynasty and Bao Li effective September 1, 2012.

On September 5, 2012, the Company entered into an agreement to acquire the right to 100% of the profits derived by Bao Li Gaming from the promotion of a VIP gaming room at the City of Dreams Hotel and Casino in Macau as discussed in Note 9.

Frontier Champion Limited ("Frontier Champion"), a subsidiary of AGRL, was incorporated on May 28, 2013.  The main asset of Frontier Champion is the right to 100% of the profit derived by the Collaborator from the promotion of a VIP gaming room at the Le Royal Arc Casino in Macau, pursuant to a profit interest agreement between Frontier Champion and the Collaborator effective July 1, 2013.

On June 26, 2013, the Company entered into an agreement to acquire the right to 100% of the profits derived by Mr. Vong Veng Im from the promotion of a VIP gaming room at the Le Royal Arc Casino in Macau as discussed in Note 10. Beginning from November 2013, Ian Chou In functions as a Collaborator for the licensed gaming promoter of the VIP gaming room at Le Royal Arc Casino in Macau. According to Macau laws, a collaborator needs to enter into an agreement with a licensed gaming promoter and register with the Gaming Inspection and Coordination Bureau of the Macau SAR.

6

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Currently, Macau laws do not allow corporate entities, such as Iao Kun, to directly operate a gaming promotion business in Macau.   Consequently, Iao Kun’s gaming promotion business is operated through a series of contractual arrangements, including profit interest agreements that enable the AGRL subsidiaries to receive substantially all of the economic benefits of the Sang Heng, Sang Lung, Kings Gaming and Bao Li Gaming (“Promoter Companies”) and Collaborator (“Ian Chou In” or “Oriental VIP Room”) (collectively “Promotion Entities”) and for AGRL to exercise effective control over the Promotion Entities.

Management’s determination of the appropriate accounting method with respect to the AGRL VIEs is based on Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 810 “Consolidation of Variable Interest Entities" (“Topic 810”). AGRL consolidates the VIEs because the equity investors in the Promotion Entities do not have the characteristics of a controlling financial interest and Iao Kun through AGRL is the primary beneficiary.

In accordance with FASB ASC Topic 810, the operations of the Promotion Entities are consolidated with those of Iao Kun for all periods subsequent to the closing of the acquisition of AGRL by Iao Kun.

The operations of AGRL's Promotion Entities are based in Macau, and are subject to Macau jurisdiction. The Company operates a gaming promotion business in VIP gaming rooms located in hotels and casinos in Macau. Iao Kun, its subsidiaries (including AGRL) and the Promotion Entities are collectively referred to as the "Group".

VIP Gaming Promoter and Collaborator Agreements

Sang Heng’s Gaming Representative (VIP Room Promoter) Agreement dated as of February 1, 2008 entered into between Galaxy Casino, S.A., and Sang Heng allowed for the sharing of profits as a gaming representative of Iao Kun VIP Room in Star World Hotel and Casino in Macau for the period from November 30, 2007 to December 31, 2008. Pursuant to an agreement in October 2009, both parties agreed that Sang Heng should be compensated in accordance with Order no. 83/2009 of the Secretary for the Economy and Finances of the Macau SAR, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip volume. The agreement became effective on November 1, 2009. The agreement must be, and has been, renewed annually. Effective September 1, 2012, both parties agreed to change to the revenue sharing model to provide that Sang Heng be compensated based upon a mutually agreed upon percentage of the win/losses of the VIP gaming room.

King’s Gaming’s Gaming Representative (VIP Room Promoter) Agreement was entered into in July 2008 between Venetian Macau S.A. and King's Gaming which allowed for the sharing of profits as a gaming representative of Wenzhou VIP Room in Venetian Hotel and Casino in Macau for the period ended December 31, 2008. The agreement was renewed in January 2009 for the period from January 1, 2009 to December 31, 2009. Pursuant to an agreement in September 2009, both parties agreed that King's Gaming should be compensated in accordance with Order no. 83/2009 of the Secretary for the Economy and Finances of the Macau SAR, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip volume. The agreement became effective on November 1, 2009. The agreement automatically renews annually. Effective September 1, 2012, both parties agreed to change to the revenue sharing model to provide that King’s Gaming be compensated based upon a mutually agreed upon percentage of the wins/losses of the VIP gaming room.

Sang Lung’s Gaming Representative (VIP Room Promoter) Agreement dated as of June 24, 2011 entered into between Galaxy Casino, S.A., and Sang Lung allowed for Sang Lung to be compensated in accordance with Order no. 83/2009 of the Secretary for the Economy and Finances of the Macau SAR, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip volume. The agreement became effective on July 1, 2011. The agreement must be, and has been, renewed annually. Effective September 1, 2012, both parties agreed to change to the revenue sharing model to provide that Sang Lung be compensated based upon a mutually agreed upon percentage of the wins/losses of the VIP gaming room.

Bao Li’s Gaming Promoter Agreement dated as of February 7, 2011 entered into between Melco Crown Gaming (Macau) Limited and Bao Li Gaming which allowed for Bao Li Gaming to be compensated in accordance with Order no. 83/2009 of the Secretary for the Economy and Finances of the Macau SAR, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip volume. The agreement automatically renews annually. As a matter of convenience and to maintain flexibility in remuneration methods, the Company also entered into an agreement with Melco Crown Gaming (Macau) Limited to share in the casino’s VIP gaming room wins/losses from the players recruited by the Company. Either the Gaming Promoter or the Casino Operator may adjust these arrangements with adequate notice and agreement by both parties to the arrangement. Effective September 1, 2012, both parties agreed to change to the revenue sharing model to provide that Bao Li Gaming be compensated based upon a mutually agreed upon percentage of the wins/losses of the VIP gaming room.

7

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The Collaborator Agreement dated October 15, 2013 entered into between the licensed gaming promoter of Le Royal Arc Casino and the Collaborator allows the Collaborator to be compensated based upon a mutually agreed-upon percentage of the win/losses of the Oriental VIP Room at the Le Royal Arc Casino.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements as of September 30, 2014 and for the three and nine month periods ended September 30, 2014 and 2013 are unaudited. The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the financial position, the results of its operations and cash flows. Operating results as presented are not necessarily indicative of the results to be expected for a full year. These financial statements and related notes should be read in conjunction with the financial statements and notes thereto included in the Company’s Form 20-F filed on April 30, 2014 with the Securities and Exchange Commission for the year ended December 31, 2013.

Principles of Consolidation

The operations of the Promotion Entities are consolidated with those of AGRL and its wholly owned subsidiaries and Iao Kun as of September 30, 2014 and December 31, 2013 and for the three and nine month periods ended September 30, 2014 and 2013. Intercompany transactions and account balances have been eliminated. Unless otherwise indicated all currency amounts are in United States Dollars.

Fiscal Year End

The fiscal year end of the Company is December 31.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the management and on various other assumptions that the management believes to be reasonable under the circumstances. The Company has made significant estimates of the contingent purchase price due for the King's Gaming, Bao Li Gaming and the Oriental VIP Room acquisitions in these consolidated financial statements. Actual results could vary from those estimates.

Revenue Recognition

Revenue from VIP gaming room promotion operations is recorded monthly based upon the Promotion Entities’ share of the net gaming wins/losses in VIP gaming rooms. The amounts due to the Promotion Entities are calculated and reported by the Casino Operators and the Promotion Entities on a monthly basis, usually within two days of the month end.

8

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Additionally, the Promotion Entities earn revenues based upon percentages of non-negotiable chips exchanged in the VIP gaming rooms (typically 0.05%), which is available to offset costs incurred for accommodations, food and beverage and other services furnished to players and is included in gross revenues.  These revenues are included in revenue from VIP gaming room promotion operations in the accompanying consolidated statements of operations.

On August 1, 2012, the Company announced that, beginning on September 1, 2012, it would be changing its remuneration model from a fixed commission model of 1.25% of the rolling chip turnover to a revenue sharing model. The decision to change from the fixed commission model to the revenue sharing model was made as a result of the Company’s expansion into four VIP gaming rooms with the ability to spread the risk of fluctuations surrounding gaming wins and losses. Additionally, management has initiated a program for junket agents who purchase non-negotiable chips in cash from the Promotion Entities (“super agent”), allowing the super agent to assume some of the risk of gaming losses or receive increased commissions as a result of gaming wins.

Win rate was 2.53%, and 3.22% during the three months ended September 30, 2014 and 2013, respectively; and 2.78% and 3.19% during the nine months ended September 30, 2014 and 2013, respectively. The win rate is the percentage of rolling chip turnover exchanged in the VIP gaming room that is won by the casino (gross wins and losses divided by rolling chip turnover). Total rolling chip turnover in the Group’s VIP gaming rooms was approximately $4,328,194,418 and $4,117,128,845 during the three months ended September 30, 2014 and 2013, respectively; and $13,767,615,310 and $12,677,482,755 during the nine months ended September 30, 2014 and 2013, respectively.

VIP Gaming Room Cage and Marker Accounting

In the VIP gaming rooms, VIP gaming patrons primarily purchase non-negotiable chips from the cage either with cash, cash chips, cashier’s order, or markers (short term, non-interest bearing loans). Non-negotiable chips can only be used to make wagers. Winning wagers are paid in cash chips. If the VIP gaming patrons continue to play, they must exchange the cash chips for non-negotiable chips, which is the basis for commission.  The exchange of the non-negotiable chips by the VIP gaming patrons in the VIP gaming room is recorded as rolling chip turnover and provides a basis for measuring VIP gaming room win percentage. It is customary in Macau to measure VIP gaming room play using this rolling chip method.

A VIP gaming patron can be a player, a junket agent or a super agent. Whoever signs on the marker and takes delivery of the non-negotiable chips at the casino cage and carries them over to the game table is the borrower. It is also common practice that the VIP gaming patron taking delivery of the non-negotiable chips shares the chips with other VIP gaming patrons for the purpose of achieving a higher rolling volume (if the VIP gaming patron is a junket agent, they are entitled to receive commission even when the non-negotiable chips are wagered by third parties acquainted with them) without receiving immediate payment in cash for the non-negotiable chips. Under Macau law, licensed gaming promoters are permitted to extend credit to VIP gaming patrons creating a civil obligation to pay. This credit is typically unsecured but is generally offset by the commissions payable to a junket agent.

The Group, through the Promotion Entities, extends credit to junket agents. A majority of the Group’s consolidated markers receivable are owed by junket agents from Macau and the rest are primarily in Asia. In addition to enforceability issues, the collectability of markers receivable from foreign junket agents is affected by a number of factors including changes in economic conditions in the junket agents’ home countries.

The Group may not be able to collect all of their markers receivable from the junket agents. Management expects that the Group will be able to enforce these obligations only in a limited number of jurisdictions, including Macau and Hong Kong. To the extent that junket agents of the Group, through the Promotion Entities, are from other jurisdictions, the Group may not have access to a forum in which they will be able to collect all of their markers receivable because, among other reasons, courts of many jurisdictions do not enforce gaming debts and the Group may encounter forums that will refuse to enforce such debts. The Group’s inability to collect gaming debts could have a significant negative impact on their operating results.

9

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following is a summary of an aging of the Company’s markers receivable by jurisdiction that may refuse to enforce such debts:

Jurisdiction/Aging	September 30, 2014	% of total markers receivable	December 31, 2013	% of total markers receivable
PRC
0-30 days	$21,282,405		$53,574,330
31-60 days	16,829,146		30,406,634
61-90 days	15,390,658		7,011,955
Greater than 90 days	12,363,009		2,185,997
Total	$65,865,218	34%	$93,178,916	38%

The Group regularly evaluates the allowance for uncollectible marker receivable based on a specific review of junket agent accounts as well as management’s prior experience with collection trends in the casino industry and current economic and business conditions. Messrs. Lam and Vong guaranteed all markers receivable in the Company’s VIP gaming rooms until June 25, 2014, upon the execution of a termination agreement for the guarantees and loan agreements. The guarantees by Messrs. Lam and Vong did not cover markers receivable attributable to the junket agent networks of Mr. Mok, Mr. Lou and Mr. Lei or Mr. Vong Veng Im as described below. The guarantee of Messrs. Lam and Vong allowed for offset against the loans provided by them for the working capital. Upon the acquisition of King’s Gaming, Mr. Mok has guaranteed the collection of all markers receivable attributable to Mr. Mok and his network of junket agents at both King’s Gaming’s existing VIP gaming room and the Company’s existing and future VIP gaming rooms for as long as he is employed by the Company. Upon the acquisition of Bao Li Gaming, Mr. Lou and Mr. Lei guaranteed the collection of all markers receivable attributable to them and their network of junket agents at both Bao Li Gaming’s existing VIP gaming room and the Company’s existing and future VIP gaming rooms through December 31, 2015. Upon the acquisition of the Oriental VIP room, Mr. Vong Veng Im guaranteed the collection of all markers receivable attributable to the Collaborator and his network of junket agents at both the Oriental VIP Room existing and the Company’s existing and future VIP gaming rooms through June 30, 2016. As of September 30, 2014 and December 31, 2013, management believes that an allowance for uncollectible markers receivable is not necessary.

Fair Value of Financial Instruments

FASB ASC Topic 820 “Fair Value Measurements and Disclosures” defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. FASB ASC Topic 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 —	Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
Level 2 —	Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.
Level 3 —	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

10

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For certain of the Group's financial instruments, none of which are held for trading purposes, including cash and cash equivalents, accounts receivable, markers receivable, certain other current assets, lines of credit payable, accrued expenses, and loan payable to shareholders, the carrying values of these financial instruments approximate their fair value due to their short maturities.  The payables-King’s Gaming, Bao Li Gaming and Oriental VIP Room acquisitions were initially recognized for the fair values of the acquisition contingent consideration and are adjusted to the fair value at each subsequent reporting date (see Notes 8, Note 9 and Note10).

At least annually, management determines if the current valuation techniques used in the fair value measurements are still appropriate and evaluates and adjusts the unobservable inputs used in the fair value measurements based on current market conditions and other information. There were no changes in the valuation techniques during the nine months ended September 30, 2014. Additional information regarding the valuation technique and inputs used is as follows:

Quantitative Information about Level 3 Fair Value Measurements

	Fair Value
Contingent Consideration	as of 9/30/2014	Valuation Techniques	Unobservable Input	Range

Oriental VIP Room	$44,969,695	Forecasted Performance, 2014-June 2016	Chip Turnover Annual Growth	(40%) – (10%)

		Monte Carlo Method	Average Simulated Share Prices	$2.02- $2.18

Bao-Li Gaming	$44,296,420	Forecasted Performance, 2014-2015	Chip Turnover Annual Growth	(25%) - (10%)

		Monte Carlo Method	Average Simulated Share Prices	$2.11- $2.26

The significant unobservable inputs used in the fair value measurement of the Company’s contingent consideration for the Bao Li Gaming and Oriental VIP Room acquisitions are the forecasted performance results of the operations of Bao Li Gaming and Oriental VIP Room and the simulated share prices of the Company’s Ordinary Shares under the Monte Carlo method. Significant increases (decreases) in any of those inputs in isolation would result in a significantly higher (lower) fair value measurement.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, cash chips, non-negotiable chips and short-term investments with original maturities of less than 90 days. Cash equivalents are placed with high credit quality financial institutions.

Accounts Receivable and Concentration of Credit Risk

Accounts receivable are principally comprised of net gaming revenues, fees and incentives revenues receivable, which do not bear interest and are recorded at amounts due from the Casino Operators.

When deemed necessary, the Group records an allowance for doubtful accounts which represents management’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. Management believes that all outstanding balances are collectible and therefore an allowance has not been established. Although management believes that no allowance is currently necessary, it is possible that the estimated amount of cash collections with respect to accounts receivable could change.

11

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Earnings Per Share

Basic net earnings (loss) per common share is computed by dividing net earnings (loss) applicable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net earnings (loss) per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options. In periods where losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

The calculations of earnings per share are computed as follows for the three and nine months ended September 30, 2014 and 2013:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Numerator:
Net (loss) income attributable to Ordinary Shareholders for basic and diluted earnings per share	$(12,248,255)	$6,929,444	$(65,784,211)	$10,904,568
Denominator:
Denominator for basic (loss) earnings per share
- Weighted-average Ordinary Shares outstanding during the period	61,056,662	60,959,765	60,574,745	50,270,031
Effect of dilutive securities:
- Bao Li Gaming earn out shares	-	121,467	-	200,916
Denominator for diluted (loss) earnings per share	61,056,662	61,081,232	60,574,745	50,470,947

Basic (loss) earnings per share	$(0.20)	$0.11	$(1.09)	$0.22
Diluted (loss) earnings per share	$(0.20)	$0.11	$(1.09)	$0.22

King’s Gaming did not meet its 2013 Gross Profit Target to exceed $8,860,000 and no incentive shares were issued. Bao Li Gaming met its rolling chip turnover target of $5,000,000,000 in 2013 and 1,250,000 ordinary shares were issued during the third quarter of 2014. In addition, Bao Li Gaming met its rolling chip turnover target for the base earnout of $2,500,000,000 in July 2014 and 625,000 ordinary shares will be issued subsequent to December 31, 2014. Bao Li Gaming has also earned an additional 256,250 ordinary shares under the incremental earnout clause. The Oriental VIP Room met its rolling chip turnover target of $5,000,000,000 in 2014 and 1,250,000 ordinary shares were issued during the fourth quarter of 2014. The issuable ordinary shares have been included in basic loss per share based on the weighted average shares for the three and nine months ended September 30, 2014 but incremental shares from the assumed outstanding earn out shares as of the beginning of each period are excluded from the calculation of diluted loss per shares because the effect would have been anti-dilutive.

12

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

In 2011, the Company decided that a portion of the Directors fees and officers remuneration would be paid in Ordinary Shares. The shares are to be issued in January of each year.  A total of 60,610 ordinary shares were issued in July 2013 to satisfy the Company’s obligations for 2012 and have been included in basic and diluted earnings per share based on the weighted average shares for the three and nine months ended September 30, 2013. A total of 60,790 ordinary shares were issued during the third quarter of 2014 to satisfy the Company’s obligations for 2013 and have been included in basic and diluted earnings per share based on the weighted average shares for the three and nine months ended September 30, 2014. A liability of approximately $159,000 and $209,000 is included in accrued expenses at September 30, 2014 and December 31, 2013, respectively.

The Company had 1,440,000 dilutive potential Ordinary Shares related to the Underwriter Unit Purchase Option (UPO). The UPO expired on August 10, 2013.

The Company issued one transferable subscription right for each two ordinary shares then owned to stockholders of record on June 3, 2013. Accordingly, as required by FASB ASC Topic 260 “Earnings Per Share” the number of weighted average Ordinary Shares outstanding for basic and diluted earnings per share have been increased retroactively by a factor of 1.081 for all periods presented before June 21, 2013. This factor represents the impact of the bonus element of the rights offering on the Company’s Ordinary Shares, based upon the closing price of the Ordinary Shares immediately prior to the rights trading separately from the Ordinary Shares on June 5, 2013 ($4.07 per share), and the expected proceeds from the rights offering.

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization is recorded on a straight-line basis over the estimated useful lives of the assets ranging from two to five years, which do not exceed the lease term for leasehold improvements, if applicable.

Goodwill and Other Intangible Assets

The Company amortizes intangible assets over their estimated useful lives unless it is determined their lives to be indefinite. Goodwill and other intangible assets with indefinite lives are not amortized but are subject to tests for impairment at least annually. Management performs impairment tests more frequently than annually if events or circumstances indicate that the value of goodwill or intangible assets with indefinite lives might be impaired.

The following are the useful lives of the respective finite-lived intangible assets:

Bad Debt Guarantee	3 to 5.5 years	Based upon six months after the expiration of the employment agreement or at the expiration of the employment agreement

Non-Compete agreement	9 to 11.7 years	Based upon the termination date of the casino's license or June 2022

Profit interest agreement	9 to 11.7 years	Based upon the termination date of the casino's license or June 2022

Indefinite Useful Life Assets

Goodwill is evaluated for possible impairment by comparing the fair value of a business unit with its carrying value, including the goodwill assigned to that business unit. Fair value of a business unit is estimated using a combination of income-based and market-based valuation methodologies. Under the income approach, forecasted cash flows of a business unit are discounted to a present value using a discount rate commensurate with the risks of those cash flows. Under the market approach, the fair value of a business unit is derived from recent market transactions involving merger and acquisition and/or publicly-traded guideline companies deemed broadly similar to the subject business unit. An impairment charge is recorded if the carrying value of the goodwill exceeds its implied fair value.  Assets with indefinite useful lives are not subject to amortization and are tested for impairment annually or more frequently if events or circumstances indicate that the assets might be impaired. The impairment test consists of a comparison of the fair value of the asset with its carrying amount. If the carrying amount of the asset exceeds its fair value, an impairment will be recognized in an amount equal to that excess. If the carrying amount of the asset does not exceed the fair value, no impairment is recognized.

13

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Impairment of Long-lived Assets

The Company evaluates when events or circumstances indicate that the carrying amount of long-lived assets to be held and used might not be recoverable, the expected future undiscounted cash flows from the assets are estimated and compared with the carrying amount of the assets. If the sum of the estimated undiscounted cash flows was less than the carrying amount of the assets, an impairment loss would be recorded. The impairment loss would be measured on a location by location basis by comparing the fair value of the asset with its carrying amount. Long-lived assets that are held for disposal are reported at the lower of the assets’ carrying amount or fair value less costs related to the assets’ disposition. No impairment has been recognized.

Advertising Costs

Costs for advertising and marketing are expensed the first time the advertising or marketing takes place or as incurred. Advertising and marketing costs for ongoing operations are included in selling, general and administrative expense.  During the three months ended September 30, 2014 and 2013, the Group incurred advertising costs of $39,559 and $78,214, respectively; and $587,197 and $110,518 for the nine months ended September 30, 2014 and 2013, respectively.

Stock-Based Compensation

The Company awards stock and other equity-based instruments to its employees, directors and consultants (collectively "share-based payments"). Compensation cost related to such awards is recorded when earned.  Ordinary Shares are issued to the directors subsequent to year end based on average trading price prior to December 31 each year.  All of the Company's stock-based compensation is based on grants of equity instruments and no liability awards have been granted. All of the Company directors presently receive $20,000 payable in Ordinary Shares, valued at the average of the closing prices of the Ordinary Shares over the three-month period preceding the end of each fiscal year.

In December 2011, the shareholders approved the 2011 Omnibus Securities and Incentive Plan (the “Plan”). The purpose of the plan is to assist the Company in attracting, retaining and providing incentives to key management employees and nonemployee directors of, and nonemployee consultants to the Company and its Affiliates, and to align the interests of such employees, nonemployee directors and nonemployee consultants with those of the Company’s shareholders. The Plan provides for the granting of Distribution Equivalent Rights, Incentive Share Options, Non-Qualified Share Options, Performance Share Awards, Performance Unit Awards, Restricted Share Awards, Restricted Share Unit Awards, Share Appreciation Rights, Tandem Share Appreciation Rights, Unrestricted Share Awards or any combination of the foregoing up to a maximum of 200,000 Ordinary Shares, as may be best suited to the circumstances of the particular Employee, Director or Consultant. On April 24, 2012, 50,400 Ordinary Shares were issued and on July 3, 2013, 60,610 ordinary shares were issued. On July 17, 2014, 60,790 Ordinary Shares were issued.

Foreign Currency

The reporting currency of Iao Kun is in the United States dollar ("US $", "$", “Reporting Currency”).  The Group’s functional currency is the Hong Kong Dollar (“HKD $”, “Functional Currency”).  Monetary assets and liabilities denominated in currencies other than the Functional Currency are translated into the Functional Currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the Functional Currency are translated into the Functional Currency at the exchange rates prevailing on the dates of the transaction.

14

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective period.

For financial reporting purposes, the consolidated financial statements of the Group, which are prepared using the Functional Currency, are then translated into the Reporting Currency. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders' equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign currency translation adjustment in other comprehensive income, a component of shareholders' equity.

	September 30, 2014	September 30, 2013	December 31, 2013
Period end HK$:US$ exchange rate	$7.77	$7.76	$7.75
Average three-months ended HK$:US$ exchange rate	$7.75	$7.76	$-
Average nine-months ended HK$:US$ exchange rate	$7.75	$7.76	$-
Average annual HK$:US$ exchange rate	$-	$-	$7.76

Comprehensive Income

The Group follows standards for the reporting and display of comprehensive income and its components in the financial statements. Comprehensive income is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated comprehensive income, as presented on the accompanying consolidated statements of changes in equity, is the cumulative foreign currency translation adjustment.

Economic and political risks

The Group’s current operations are conducted in Macau and Hong Kong. Accordingly, the Group’s consolidated financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC and by the general state of the PRC economy.

The Group’s operations in Macau and Hong Kong are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Group’s consolidated results may be adversely affected by changes in the political and social conditions in the PRC and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad and rates and methods of taxation, among other things.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

Note 3 — Accounts Receivable

Accounts receivable consisted of the following:

	September 30,	December 31,
	2014	2013
Gaming revenues receivable	$15,147,073	$5,182,352

15

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

As of December 31, 2013, accounts receivable were due from four Casino Operators and one gaming promoter and were 41%, 33%, 12%, 9% and 5% of total receivables, respectively.   As of September 30, 2014, accounts receivable were due from four Casino Operators and were 50%, 47%, 2%,and 1% of total receivables, respectively.

Note 4 — Intangible Assets

Intangible assets as of September 30, 2014 and December 31, 2013 consist of the following:

	Bad Debt Guarantee	Non- Compete Agreement	Profit Interest Agreement	Total
Amortized intangible assets:
Gross carrying amounts
Balance as of December 31, 2013	$606,374	$1,824,021	$161,646,336	$164,076,731
Foreign currency translation	(743)	(2,850)	(233,064)	(236,657)

Balance as of September 30, 2014	605,631	1,821,171	161,413,272	163,840,074

Accumulated amortization
Balance as of December 31, 2013	$320,842	$325,156	$25,093,788	$25,739,786
Amortization expense	95,466	132,218	12,046,725	12,274,409
Foreign currency translation	(657)	(558)	(52,983)	(54,198)

Balance as of September 30, 2014	415,651	456,816	37,087,530	37,959,997
Total amortized intangible assets	$189,980	$1,364,355	$124,325,742	$125,880,077

Goodwill
Unamortized intangible assets:
Balance as of December 31, 2013	$17,754,136
Foreign currency translation	(25,607)

Balance as of September 30, 2014	$17,728,529

Amortization expense for the three months ended September 30, 2014 and 2013 was $4,093,158 and $4,118,058, respectively; and $12,274,409 and $9,095,512 for the nine months ended September 30, 2014 and 2013, respectively.

Estimated amortization expense of intangibles for the next five years and thereafter is as follows:

2014(3 months)	$4,085,779
2015	16,343,116
2016	16,247,091
2017	16,216,004
2018	16,216,004
Thereafter	56,772,083
$125,880,077

16

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 5 — Lines of Credit Payable

Lines of Credit Payable consisted of the following:

	September 30,	December 31,
	2014	2013
Due to Casino Operators	$55,236,993	$42,670,573

Due to Casino Operators represents an advance of non-negotiable chips to Sang Heng, Sang Lung, King's Gaming and Bao Li Gaming and are interest free and renewable monthly and an advance of commission income for the Collaborator.

The Casino Operators have extended lines of credit totaling approximately $59,239,000 and $59,325,000 as of September 30, 2014 and December 31, 2013, respectively.  The lines of credit may be exceeded from time to time at the discretion of the Casino Operators.  The lines of credit for Sang Heng, Sang Lung and King’s Gaming are guaranteed by Mr. Lam or Mr. Vong and are secured by their personal checks and a deposit paid by Mr. Lam.  The line of credit for Bao Li Gaming is guaranteed by Mr. Lou and is secured by his personal check.

Note 6 — Accrued Expenses

Accrued Expenses consist of the following:

	September 30,	December 31,
	2014	2013

Commission payable-the junket agents	$12,211,434	$13,806,535
Management fee payable-related party (Note 13)	573,077	619,042
Management and Directors' compensation	424,749	633,385
Accrued listing expenses	108,563	-
Others	859,667	642,794

	$14,177,490	$15,701,756

One junket agent accounted for approximately 12% of the rolling chip turnover during the three months ended September 30, 2014 and 12% of commission payable as of September 30, 2014.

Note 7 — Loans Payable, Shareholders

On February 2, 2010, AGRL entered in to an agreement with Messrs. Lam and Vong to provide funding for working capital and to advance funds to the Promoter Companies.  Pursuant to the agreement, the loans will be in an amount not less than $19,300,000 on and after February 2, 2010 (the date of the acquisition of AGRL by Iao Kun), not less than $45,000,000 on and after March 31, 2010 and until the agreement is terminated. This funding commitment terminates at the end of the fiscal quarter that AGRL’s working capital is not less than $100,000,000, exclusive of any working capital provided by Messrs. Lam and Vong.  If at any time the balance exceeds the minimum requirement, Messrs. Lam and Vong may request repayment for the excess amount.

On April 18, 2011, the terms of the loan agreement were amended and the loan amount totaling $60,000,000 ($30,000,000 each to Messrs. Lam and Vong) was fixed, non-interest bearing and due on April 18, 2014.   In conjunction with the loan amendment, the loans are convertible at the option of the lenders at a rate of $20 per Ordinary Share or an aggregate of 3,000,000 Ordinary Shares.  Additionally, should the closing price of the Ordinary Shares as reported by the Nasdaq Stock Market for any ten (10) consecutive Trading Days following the date of amendment equals or exceeds $25, the Company shall have the right to convert all of the loans at a rate of $20 per Ordinary Shares, or an aggregate of 3,000,000 Ordinary Shares.

17

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

In conjunction with the rights offering completed in June 2013 (See Note 11), and the regulatory requirements of the Company’s planned listing of the Company’s Ordinary Shares on the Hong Kong Stock Exchange, the Company repaid $34,197,930 of the balance of the loans provided by Messrs. Lam and Vong. A total of 3,312,620 Ordinary Shares were issued at $4.50 per share and 6,430,380 were issued at $3.00 per share to reduce the outstanding shareholders loan balance. The balance of $25,802,070 was repaid out of the cash proceeds from the rights offering in July 2013. As a result of the loan repayments, the loans are no longer convertible under these terms.

As of September 30, 2014 and December 31, 2013, the amount of the funding advanced to AGRL by Messrs. Lam and Vong was approximately $5,871,683 and $5,809,075, respectively.  Messrs. Lam and Vong also guaranteed to AGRL the repayment of the loans made by AGRL to the Promoter Companies.  Any amounts due to AGRL pursuant to the guaranty provided by Messrs. Lam and Vong could have, at AGRL's election, been offset against amounts owing Messrs. Lam and Vong by AGRL pursuant to the agreement. On June 25, 2014, the loans and related guarantees were terminated. All amounts due as of September 30, 2014 are considered short-term advances and are due on demand.

Note 8—Acquisition of King’s Gaming Promotion Limited

On November 10, 2010, the Company completed the purchase of the profit interest pursuant to  a Profit Interest Purchase Agreement  (“King’s Gaming Purchase Agreement”) with Mr. Mok  and Mr. Wong (together, the “King’s Gaming Seller”), to acquire the right to 100% of the profit interest derived by King’s Gaming, effective November 1, 2010, from the promotion of the Wenzhou VIP Room at the Venetian Hotel and Casino in Macau for an aggregate amount of (i) up to $36,000,000, of which $9,000,000 was paid at the closing, and (ii) 1,500,000 Ordinary Shares of the Company (the “Purchase Price”) issued at the closing. The balance of $27,000,000 of the Purchase Price will be maintained as working capital at the cage of King’s Gaming (and shall be the sole property of the Company until paid to the King’s Gaming Seller in accordance with the terms of the King’s Gaming Purchase Agreement) and shall be paid to the Seller in installments of $9,000,000 (each, an “Installment Payment”), subject to meeting a minimum Gross Profit requirement equal to $6,150,000 (the “Minimum Gross Profit Requirement”) for each of the three fiscal years following the closing date commencing with fiscal year 2011, which shall be evidenced by the management prepared financial statements of King’s Gaming approved by the Audit Committee of the Company.  In the event King’s Gaming fails to achieve the Minimum Gross Profit Requirement in any of the three fiscal years following the closing date, the Installment Payment shall be reduced by an amount equal to the product of (x) $9,000,000 and (y) the quotient obtained by dividing (A) the actual Gross Profit for such year, by (B) the Minimum Gross Profit Requirement.

The Earnout Shares, Incentive Shares and Additional Incentive Shares (each as defined in the King’s Gaming Purchase Agreement) shall be released and issued to the Seller as follows:

	Gross Profit Target	Earnout/Incentive	Additional
Year	For Earnout/Incentive Shares	Shares	Incentive Shares
2011	$6,150,000	500,000		*
2012	$7,380,000	500,000		*
2013	$8,860,000	500,000		*
2014	$9,740,000	100,000		*
2015	$10,720,000	100,000		*
2016	$11,790,000	100,000		*
2017	$12,970,000	100,000		*
2018	$14,260,000	100,000		*
2019	$15,690,000	100,000		*
2020	$17,260,000	100,000		*

*- For each $1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares will be issued.  The Seller is not entitled to any Additional Shares on a pro rata basis for multiples of less or greater than $1,000,000.

18

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the year ended December 31, 2011, Incentive Shares of 500,000 were earned since King’s Gaming met its 2011 Gross Profit Target exceeding $6,150,000 and earned additional incentive shares of 20,000 by exceeding its Gross Profit Target by over $2,000,000.

King’s Gaming did not meet its 2013 and 2012 Gross Profit Targets and no incentive shares were issued.

Additionally, Mr. Mok has agreed to provide a personal guaranty, for so long as he is employed by the Company or King’s Gaming providing for the guaranty of all obligations of King’s Gaming and the Seller pursuant to the King’s Gaming Purchase Agreement, including, but not limited to any bad debts the Seller network of junket agents may have incurred or may incur in the future.

As of November 10, 2010, the total estimated purchase price of $75,973,890, consisting of $9 million in cash, 1.5 million Ordinary Shares valued at $10.74 per share for a value of $16,110,000, and estimated contingent consideration of $50,863,890 consisting of contingent cash and Ordinary Shares, was allocated based on valuations performed to determine the fair values of the acquired assets, as follows:

Gaming License Deposit	$12,446
Bad Debt Guarantee	466,116
Non-Compete agreement	792,304
Profit interest agreement	59,694,600
Goodwill	15,008,424

Total Estimated Purchase Price	$75,973,890

In accordance with the FASB ASC Topic 805 on business combinations, a liability of $50,857,564 was recognized for the estimated acquisition fair value of the contingent consideration based on the probability of the achievement of the Gross Profit targets at December 31, 2010. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Group’s estimate of the gross profit expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted gross profits are achieved over the earn-out period. Actual achievement of gross profit range for this assumed earn-out period could reduce the liability to zero. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Group’s statement of operations and financial position in the period of change in estimate.  During the year ended December 31, 2013, the Company did not recognize any gains or losses due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements as King’s Gaming only met the minimum Gross Profit requirement of $6,150,000 (the “Minimum Gross Profit Requirement”) but not the Gross Profit Target for 2013 and no ordinary shares are expected to be issued. During the three and nine months ended September 30, 2014, the Company did not recognize any gains or losses due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements as King’s Gaming is not expected to meet the Gross Profit Target for 2014 and no ordinary shares are expected to be issued.  Fluctuations in the market value of the Company's Ordinary Shares and subsequent performance will cause the fair value to increase or decrease and the resulting change will be recognized in earnings.

The following is a reconciliation of the change in fair value of the contingent consideration:

Contingent Consideration as of December 31, 2013	$9,000,000
Cash Consideration Paid	(9,000,000)
Ordinary Shares Issued	-
Change in Fair Value of Contingent Consideration	-
Foreign Currency Translation Adjustment	-
Contingent Consideration Payable as of September 30, 2014	$-

19

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Management has considered the factors that make up the goodwill recognized in the transaction including the reputation of the VIP gaming room and its former location at the Venetian Hotel and Casino on Cotai in Macau (now located at the Sands Cotai Central Casino). Additional factors include the synergies between the operations of King's Gaming and the operations of Sang Heng, Sang Lung, Bao Li and Oriental VIP Room, including the expanded network of junket agents and the ability to offer higher tier VIP players the opportunity to play at either a high end luxury Cotai location or a high end luxury downtown Macau location. These factors do not qualify for separate recognition in the overall purchase price allocation.

Note 9—Acquisition of Bao Li Gaming Promotion Limited

On September 12, 2012, the Company completed the purchase of the profit interest pursuant to  a Profit Interest Purchase Agreement  (“Bao Li Purchase Agreement”) with Mr. Lou  and Mr. Lei (together, the “Bao Li Seller”), to acquire the right to 100% of the profit derived by Bao Li Gaming, effective September 1, 2012, from the promotion of the VIP gaming room at the City of Dreams Hotel and Casino in Macau for an aggregate amount of $15,000,000, of which $7,500,000 was paid upon the satisfaction of all conditions to closing and $7,500,000 paid at the closing (the “Purchase Price”). Additionally, the Company reimbursed the Seller approximately $146,026 for cash and incentive receivables acquired.

For purposes of the Bao Li Purchase Agreement, “Base Rolling Chip Turnover” means $2,500,000,000 of non-negotiable chips that the Bao Li Seller’s network of junket agents purchases from Bao Li Gaming’s and the Company’s VIP gaming rooms attributable to the Bao Li Seller’s network of junket agents at Bao Li Gaming’s existing VIP gaming room and the Company’s existing and future VIP gaming rooms.

In addition, as more fully set forth below, the Company is required to issue to the Bao Li Seller (i) up to an aggregate of $39,000,000 and 1,875,000 Ordinary Shares in the event certain rolling chip turnover targets are achieved for each of the three years following the closing date (the “Base Earnout Payment”), (ii) and additional cash payments and Ordinary Shares in the event the rolling chip turnover targets for each of the three years following the closing date are exceeded, in increments of $25,000,000 (the “Incremental Earnout Payment”).  For each $25,000,000 increment in which the rolling chip Turnover target for such year is exceeded, the Company shall pay an additional $130,000 and issue 6,250 Ordinary Shares.  The Bao Li Seller is not entitled to any additional Incremental Earnout Payments in the event that the Seller’s rolling chip turnover exceeds $5,000,000,000. As a result, in any year the maximum Incremental Earnout Payment cannot exceed $13,000,000 in cash and 625,000 in Ordinary Shares. In the event that the Seller fails to achieve the Base Rolling Chip Turnover in any year, the Bao Li Seller will not be entitled to receive any earnout payments.

The Earnout Shares, Incentive Shares and Additional Incentive Shares (each as defined in the Bao Li Purchase Agreement) shall be released and issued to the Bao Li Seller as follows:

	Rolling Chip Turnover Target
Year	For Base Earnout Payments	Base Earnout Cash Payments	Base Earnout Shares	Incremental Earnout Payment
2013	$2,500,000,000	$13,000,000	625,000		*
2014	$2,500,000,000	$13,000,000	625,000		*
2015	$2,500,000,000	$13,000,000	625,000		*

*- For each $25,000,000 increment in which the rolling chip turnover target for such year is exceeded, the Company shall pay an additional $130,000 and 6,250 Ordinary Shares will be issued.

Additionally, Mr. Lou and Mr. Lei have agreed to provide personal guarantees, through December 31, 2015 providing for the guaranty of all obligations of Bao Li Gaming and the Seller pursuant to the Bao Li Purchase Agreement, including, but not limited to any bad debts the Bao Li Seller network of junket agents may have incurred or may incur in the future.

20

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

As of September 12, 2012, the total estimated purchase price of $48,007,120 consisting of $15,146,026 in cash, and estimated contingent consideration of $32,861,094 consisting of contingent cash and Ordinary Shares has been allocated based on valuations performed to determine the fair values of the acquired assets as follows:

Gaming License Deposit	$12,520
Cash and Incentive Receivables	146,026
Bad Debt Guarantee	122,381
Non-Compete agreement	723,484
Profit interest agreement	45,016,159
Goodwill	1,986,550

Total Estimated Purchase Price	$48,007,120

In accordance with the FASB ASC Topic 805 on business combinations, a liability of $44,296,420 and $33,027,050 was recognized for the estimated acquisition fair value of the contingent consideration based on the probability of the achievement of the rolling chip turnover targets at September 30, 2014 and December 31, 2013, respectively. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Group’s estimate of the rolling chip turnover expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted rolling chip turnover targets are achieved over the earn-out period. Actual achievement of rolling chip turnover targets for this assumed earn-out period could reduce the liability to zero. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Group’s statement of operations and financial position in the period of change in estimate. During the three and nine months ended September 30, 2014, the Company recognized a loss of $3,959,534 and a loss of $28,209,172, respectively, due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements.  During the three and nine months ended September 30, 2013, the Company recognized a gain of $731,350 and a loss of $14,749,850 due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements. Fluctuations in the market value of the Company's Ordinary Shares and subsequent performance will cause the fair value to increase or decrease and the resulting change will be recognized in earnings.

Bao Li achieved the minimum rolling chip target for 2013 in May of 2013. As a result the Company paid the Bao Li Seller $13,000,000 in August 2013 and issued 625,000 Ordinary Shares in the third quarter of 2014. Additionally, Bao Li reached the incremental earn out rolling chip target for 2013 and was paid an additional $13,000,000 in March 2014 and was issued an additional 625,000 Ordinary Shares in the third quarter of 2014.

The following is a reconciliation of the change in fair value of the contingent consideration:

Contingent Consideration as of December 31, 2013	$33,027,050
Payment	(13,000,000)
Ordinary Shares Issued	(3,900,000)
Change in Fair Value of Contingent Consideration	28,209,172
Foreign Currency Translation Adjustment	(39,802)
Contingent Consideration Payable as of September 30, 2014	$44,296,420

Management has considered the factors that make up the goodwill recognized in the transaction including the reputation of the VIP gaming room and its location at the City of Dreams Hotel and Casino in Macau. Additional factors include the synergies between the operations of Bao Li Gaming and the operations of Sang Heng, Sang Lung, King’s Gaming and Oriental VIP Room, including the expanded network of junket agents and the ability to offer higher tier VIP players the opportunity to play at another high end luxury Cotai location or a high end luxury downtown Macau location. These factors do not qualify for separate recognition in the overall purchase price allocation.

21

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following is a summary of the current and long term portions of the estimated contingent consideration expected to be paid for the acquisition of Bao Li Gaming:

Years Ended December 31,	Total Contingent Consideration

2015	$25,065,368
2016	19,231,052
$44,296,420

The operations of Bao Li Gaming acquired assets have been included in the results of operations of the Company from September 1, 2012, the date for such inclusion per the acquisition agreement dated September 5, 2012. The acquisition has been accounted for using the acquisition method of accounting and accordingly, the aggregate consideration has been allocated based on estimated fair values as of the acquisition date.

Management determined that the acquisition of the operations of Bao Li from the promotion of a VIP gaming room at the City of Dreams Hotel and Casino in Macau would allow the Company to rapidly expand its operations and network of junket agents and appeal to a wider number of players which may increase revenues at the Company's other VIP gaming rooms.

Note 10 — Acquisition of the Oriental VIP Room

On June 26, 2013, the Company completed the purchase of the profit interest pursuant to  a Profit Interest Purchase Agreement  (“Oriental VIP Room Purchase Agreement”) with Mr. Vong Veng Im (the “Oriental VIP Room Seller”), to acquire the right to 100% of the profit derived from the operations, effective July 1, 2013, from the promotion of a VIP gaming room at the Le Royal Arc Casino in Macau for an aggregate amount of $20,000,000 in cash, of which $10,000,000 was paid at the closing and $10,000,000 was paid at a subsequent closing (the “Purchase Price”), upon the completion of certain conditions. Mr. Vong is a collaborator for the gaming promoter license holder at the Le Royal Arc Casino.

For purposes of the Oriental VIP Room Purchase Agreement, “Base Rolling Chip Turnover” means $2,500,000,000 of non-negotiable chips that the Oriental VIP Room Seller’s network of junket agents purchases from Oriental VIP Room’s and the Company’s VIP gaming rooms.

In addition, as more fully set forth below, the Company is required to pay and issue to the Oriental VIP Room Seller (i) up to an aggregate of $39,000,000 and 1,875,000 Ordinary Shares in the event certain rolling chip turnover targets are achieved for each of the three 12 month periods ending June 30, 2014, 2015 and 2016 following the closing date (the “Base Earnout Payment”), (ii) and additional cash payments and Ordinary Shares in the event the rolling chip turnover targets for each of the three 12 month periods ending June 30, 2014, 2015 and 2016 following the closing date are exceeded, in increments of $25,000,000 (the “Incremental Earnout Payment”).  For each $25,000,000 increment in which the rolling chip Turnover target for such year is exceeded, the Company shall pay an additional $130,000 and issue 6,250 Ordinary Shares.  The Oriental VIP Room Seller is not entitled to any additional Incremental Earnout Payments in the event that the Seller’s rolling chip turnover exceeds $5,000,000,000. As a result, in any year the maximum Incremental Earnout Payment cannot exceed $13,000,000 in cash and 625,000 in Ordinary Shares. In the event that the Seller fails to achieve the Base Rolling Chip Turnover in any year, the Oriental VIP Room Seller will not be entitled to receive any earnout payments. If the Oriental VIP Room Seller achieves an aggregate Rolling Chip Turnover of at least $15,000,000,000 for the 36 month period ending June 30, 2016, the Company shall pay an additional $2,500,000 for every $1,000,000,000 of rolling chip turnover in excess of $15,000,000,000 up to a maximum of $12,500,000.

22

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The Earnout Shares, Incentive Shares and Additional Incentive Shares (each as defined in the Oriental VIP Room Purchase Agreement) shall be released and issued to the Oriental VIP Room Seller as follows:

	Rolling Chip Turnover Target
12 Month Period	For Base Earnout Payments	Base Earnout Cash Payments	Base Earnout Shares	Incremental Earnout Payment
June 30, 2014	$2,500,000,000	$13,000,000	625,000		*
June 30, 2015	$2,500,000,000	$13,000,000	625,000		*
June 30, 2016	$2,500,000,000	$13,000,000	625,000		*

*- For each $25,000,000 increment in which the rolling chip turnover target for such year is exceeded, the Company shall pay an additional $130,000 and 6,250 Ordinary Shares. In addition, an aggregate rolling chip turnover of at least $15,000,000,000 for the 36 month period ending June 30, 2016 the Company shall pay an additional $2,500,000 for every $1,000,000,000 of rolling chip turnover in excess of $15,000,000,000 up to a maximum of $12,500,000.

Additionally, Mr. Vong Veng Im has agreed to provide a personal guarantee, through June 30, 2016 providing for the guaranty of all obligations of Oriental VIP Room and the Oriental VIP Room Seller pursuant to the Oriental VIP Room Purchase Agreement, including, but not limited to any bad debts the Oriental VIP Room Seller network of junket agents may have incurred or may incur in the future.

As of June 26, 2013, the total estimated purchase price of $57,803,560 consisting of $10,000,000 in cash, and estimated contingent consideration of $47,803,560 consisting of contingent cash and Ordinary Shares has been allocated based on valuations performed to determine the fair values of the acquired assets as follows:

Bad Debt Guarantee	$16,881
Non-Compete agreement	305,927
Profit interest agreement	56,758,004
Goodwill	722,748

Total Estimated Purchase Price	$57,803,560

In accordance with the FASB ASC Topic 805 on business combinations, a liability of $44,969,695 and $36,528,269 was recognized for the estimated acquisition fair value of the contingent consideration based on the probability of the achievement of the rolling chip turnover targets at September 30, 2014 and December 31, 2013, respectively. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Group’s estimate of the rolling chip turnover expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted rolling chip turnover targets are achieved over the earn-out period. Actual achievement of rolling chip turnover targets for this assumed earn-out period could reduce the liability to zero. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Group’s statement of operations and financial position in the period of change in estimate. During the three and nine months ended September 30, 2014, the Company recognized losses of $3,058,480 and $34,492,531, respectively, due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements.  During the three and nine months ended September 30, 2013, the Company recognized a gain of $213,722 due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements. Fluctuations in the market value of the Company's Ordinary Shares and subsequent performance will cause the fair value to increase or decrease and the resulting change will be recognized in earnings.

The Oriental VIP Room achieved the minimum rolling chip target for 2014 in January of 2014. As a result the Company paid the Oriental VIP Room Seller $13,000,000 in September 2014 and issued 625,000 Ordinary Shares in the fourth quarter of 2014. Additionally, the Oriental VIP Room reached the incremental earn out rolling chip target for 2014 and was paid an additional $13,000,000 in September 2014 and issued an additional 625,000 Ordinary Shares in the fourth quarter of 2014.

23

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following is a reconciliation of the change in fair value of the contingent consideration:

Contingent Consideration as of December 31, 2013	$36,528,269
Payment	(26,000,000)
Ordinary Shares Issued	—
Change in Fair Value of Contingent Consideration	34,492,531
Foreign Currency Translation Adjustment	(51,105)
Contingent Consideration Payable as of September 30, 2014	$44,969,695

Management has considered the factors that make up the goodwill recognized in the transaction including the reputation of the VIP gaming room and its location at the Le Royal Arc Casino in Macau. Additional factors include the synergies between the operations of the Oriental VIP Room and the operations of Sang Heng, Sang Lung, Bao Li Gaming and King’s Gaming, including the expanded network of junket agents and the ability to offer higher tier players the opportunity to play at another high end luxury downtown Macau location or a high end luxury Cotai location. These factors do not qualify for separate recognition in the overall purchase price allocation. Total acquisition costs which have been expensed, amounting to approximately $1,252,000.

Management determined that the acquisition of the operations of Oriental VIP Room at the Le Royal Arc Casino in Macau would allow the Company to expand its operations in downtown Macau and appeal to a wider number of players. Prior to the acquisition, the Company's had only one VIP gaming room in downtown Macau. Additionally, the acquisition of the operations of Oriental VIP Room brought an additional network of junket agents and collaborators that may increase revenues at the Company's Macau VIP rooms.

The following is a summary of the current and long term portions of the estimated contingent consideration expected to be paid for the acquisition of the Oriental VIP Room:

Years Ended December 31,	Total Contingent Consideration

2014	$2,875,000
2015	22,655,219
2016	19,439,476
$44,969,695

The following pro forma consolidated statements of operations have been prepared assuming that the acquisition of Oriental VIP Room occurred on January 1, 2013.

Pro Forma
Consolidated
For the Nine
Months Ended
September
30, 2013
Revenue	$192,550,467
Expenses	186,336,912
Pro Forma Net Income Attributable To Ordinary Shareholders	$6,213,555
Pro Forma Net Income Per Share
Basic	$0.13
Diluted	$0.13
Weighted average shares outstanding
Basic	48,210,928
Diluted	48,411,844

24

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 11 — Shareholders’ Equity

Ordinary Shares

Iao Kun is authorized to issue 500,000,000 Ordinary Shares, par value $.0001.  The authorized Ordinary Shares was increased from 200,000,000 to 500,000,000 as a result of a shareholder vote on September 24, 2013. The Company issued 12,050,000 and 4,210,000 ordinary shares related to achieving earnings targets in 2010 following the filing of Form 20-F during the second quarter of 2011 and issued 3,103,000 and 520,000 ordinary shares related to AGRL achieving earnings targets in 2011 following the filing of the Annual Report on Form 20-F during the second quarter of 2012. AGRL did not achieve its performance targets for the year ended December 31, 2012, and King’s Gaming did not meet its Gross Profit Target for the year ended December 31, 2012 or 2013, and therefore no shares for achieving those performance targets will be issued.  The holders of the Ordinary Shares have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the Ordinary Shares.

Rights Offering

The Company issued one transferable subscription right for each two ordinary shares then owned to stockholders of record on June 3, 2013. The rights entitled rights holders to subscribe for an aggregate of up to 20,225,582 ordinary shares. The subscription price was $3 per ordinary share to be exercised. As a result of a standby purchase agreement with certain persons, including Lam Man Pou, Vong Hon Kun, Lam Chou In, Zheng An Ting, So Kam Tai, Au Chun Yin, Chan Fok Hoi, Chan Kai Ian, Sin Kam Chan, Leong Wai Meng and Cheung Mee Mo (the “Standby Purchasers”), whereby the Standby Purchasers have agreed to purchase a number of ordinary shares having a value equal to the aggregate subscription price the Company would have received with respect to the shares underlying all rights not exercised by all holders in the rights offering, referred to as the standby purchase, upon the same terms as the other holders, except the subscription price for 34% of such shares with respect to purchases made by Messrs. Lam Man Pou and Vong Hon Kun was $4.50 per share. Messrs. Lam and Vong agreed to purchase approximately 34% of the shares sold pursuant to the standby purchase for an exercise price not less than the closing price of Iao Kun’s Ordinary Shares on May 24, 2013, which was $4.37 per share, at a premium to the exercise price of the rights ($ 3.00 per share). On June 21, 2013, the subscription period for the rights offering expired and on June 28, 2013, the Company instructed its transfer agent to issue a total of 19,527,950 ordinary shares. The Company incurred offering costs of $2,067,809, which have been recorded as a reduction of Additional Paid in Capital.

Directors Compensation

All of the Company’s directors presently receive annual compensation of $30,000 in cash and $20,000 payable in Ordinary Shares, valued at the average of the closing prices of the Ordinary Shares over the three-month period preceding the end of each fiscal year. The Ordinary Shares will be issued the following year.  The chairman of the audit committee will receive additional annual cash compensation of $10,000 and the other members of the audit committee will each receive additional annual cash compensation of $5,000. The chairman of the compensation and nominating committees each receive additional annual cash compensation of $5,000 and the other members of these committees each receive additional annual cash compensation of $3,000. Each director will also receive cash compensation of $1,000 for each board or committee meeting that he or she attends (whether in person or telephonically) that is at least an hour in duration and $500 for each board or committee meeting he or she attends that is less than an hour in duration.  Total director fees charged to operations during the three months ended September 30, 2014 and 2013 were $124,248 and $125,000, respectively; and during the nine months ended September 30, 2014 and 2013 were $372,749 and $373,000, respectively.

25

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Share Repurchase Program

During June 2011, the Board of Directors authorized the establishment of a share repurchase program for the Company to purchase up to two million of its ordinary shares on the open market at prices to be determined by the Company’s management. The program expired on June 30, 2012. An aggregate of 26,300 ordinary shares were repurchased for an aggregate purchase price of $124,207 pursuant to the 2011 share repurchase program. The Ordinary Shares have been retired and the purchase price was allocated to par value and additional paid in capital.

The Board of Directors has established a share repurchase program, with an expiration date of June 30, 2013 (the “2012 Repurchase Plan”). The 2012 Repurchase Plan authorizes the Company to purchase up to two million of its Ordinary Shares on the open market at prices to be determined by the Company’s management. During the year ended December 31, 2012, the Company repurchased an aggregate of 1,273,947 Ordinary Shares for an aggregate purchase price of $4,166,483 pursuant to the 2012 Repurchase Plan. During the quarter ended March 31, 2013, the Company purchased the remaining 726,053 Ordinary Shares for an aggregate purchase price of $2,728,912. The Ordinary Shares have been retired and the purchase price was allocated to par value and additional paid in capital.

In March 2013, the Board of Directors established a new share repurchase program with an expiration date at any time in the discretion of appropriate company officers (the “2013 Repurchase Plan”). The 2013 Repurchase Plan authorizes the Company to purchase up to four million of its Ordinary Shares on the open market at prices to be determined by the Company’s management. During the year ended December 31, 2013, the Company repurchased an aggregate of 732,900 Ordinary Shares for an aggregate purchase price of $2,295,849 pursuant to the 2013 Repurchase Plan.  During the nine months ended September 30, 2014, the Company repurchased an aggregate of 1,415,300 Ordinary Shares for an aggregate purchase price of $4,193,554 pursuant to the 2013 Repurchase Plan.

Dividend

During June 2011, the Board of Directors authorized a regular cash dividend of $0.10 per outstanding Ordinary Share each year after the release of the Company’s financial results for the six months ending June 30, and, for each year after the release of the Company’s annual financial results, an amount per outstanding ordinary share equal to (i) 15% of the Company’s non-GAAP net income (defined as operating income before amortization of intangible assets and change in fair value of contingent consideration) for the most recently completed fiscal year, less the amount paid pursuant to the immediately previous six-month dividend, divided by (ii) the number of Ordinary Shares outstanding on the record date for such dividend. In March 2012, the Board of Directors authorized an increase in the dividend payable after the release of the Company’s 6-month financial statements from $0.10 to $0.12 per outstanding ordinary share. Subsequent to the rights offering, the Board of Directors authorized a proportionate decrease in the dividend payable after the release of the Company’s 6-month financial statements from $0.12 to $0.08 per outstanding ordinary share.

Beginning with the Six Month Dividend payable for 2014, the Board of Directors has changed the six month dividend from $0.08 per share to: (i) 15% of the Company’s non-GAAP net income for the most recently completed six months ended June 30, divided by (ii) the number of ordinary shares outstanding on the record date for such dividend. For the six month dividend payable for 2014, this is equal to a dividend of approximately $0.026 per share , which was paid on October 14, 2014.

The record date for each period’s dividend will be set by the Company’s management to be as close as practicable to, but no less than, 15 days after the public release by the Company of the financial results for the applicable six-month period and fiscal year end. The payment date for each period’s dividend will be set by the Company’s management to be as close as practicable to, but no less than, 10 days after the record date.

26

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Payment Date	Amount

September 2, 2011	$3,880,406

April 18, 2012	$7,527,988

August 31, 2012	$5,094,140

April 26, 2013	$4,142,199

September 20, 2013	$4,803,178

October 14, 2014	$1,539,260

Preferred Stock

The Company is authorized to issue 1,150,000 preferred shares with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. There are no issued and outstanding preferred shares at September 30, 2014 and December 31, 2013.

Ordinary Shares Reserved for Future Issuance

At September 30, 2014 and December 31, 2013, the Company has reserved 6,978,200 and 8,288,990 shares of its authorized but unissued Ordinary Shares for possible future issuance in connection with the following:

	September 30, 2014	December 31, 2013

Officer and Director Shares	28,200	88,990

Contingently Issuable Incentive Shares-King's Gaming	700,000	700,000

Contingently Issuable Incentive Shares-Bao Li Gaming	2,500,000	3,750,000

Contingently Issuable Incentive Shares-Oriental VIP Room	3,750,000	3,750,000

Total	6,978,200	8,288,990

Note 12 — Commitments and Contingencies

Employment Agreements

AGRL entered into employment agreements with five executive officers: Mr. Lam (Chairman of the Board), Leong Siak Hung (Chief Executive Officer), Li Chun Ming (Chief Financial Officer), Mr. Vong (Director), and Lam Chou In (Operating Officer) that became effective upon the closing of the acquisition of AGRL.  Upon the closing of the acquisition of King’s Gaming, Iao Kun has entered into two additional employments contracts with Mr. Mok and Mr. Wong. Upon the closing of the acquisition of Bao Li, the Company entered into employment agreements with Mr. Lou and Mr. Lei. In February 2012, the Board amended the employment contracts with Leong Siak Hung, Li Chun Ming Raymond, Lam Man Pou, Vong Hon Kun, Ip Ching Wah, Lam Chou In, Mok Chi Hung and Wong Hon Meng effective January 1, 2012 to increase their respective annual salaries. These employment agreements were further amended effective July 1, 2013 to increase annual salaries. Upon the acquisition of the Oriental VIP Room, the Company entered into a 5 year employment agreement with Vong Veng Im. Beginning July 1, 2013, the Company entered into a two year employment agreement with Chien Lee, Chief Strategic Officer, which was terminated on June 9, 2014. Upon termination the Company entered into a consulting agreement with Mr. Chien under similar terms. The employment agreements for Mr. Leong and Mr. Li expired in February 2013 and are continuing on the same terms (subject to increases) on a month to month basis.

27

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Annual minimum compensation for the terms of the employment agreements for terms greater than one year, as amended, is as follows:

2014 (3 Months)	$320,626
2015	723,592
2016	448,000
2017	340,000
2018	62,000
Total	$1,894,218

Each executive is entitled to paid vacation in accordance with AGRL’s policies and other customary benefits. The employment agreements provide that the executive, during the period of five years following the termination of his employment (three years in the case of Messrs. Leong and Li), shall not compete with AGRL or solicit any of its employees. The agreements with each of Leong Siak Hung, Li Chun Ming Raymond, Lam Man Pou, Vong Hon Kun and Lam Chou In contain provisions prohibiting the executives, during their respective terms of employment, from selling, hypothecating or otherwise transferring more than 20% of any Ordinary Shares that may be transferred to them by Spring Fortune from shares it received or receives as a result of the acquisition. If an executive’s employment is terminated for any reason prior to the expiration of the employment term, or if the executive breaches the confidentiality and non-competition and non-solicitation provisions of his employment agreement, the executive is obligated to transfer and assign to the Company all securities then held by him and all rights to receive securities in the future, which securities will be canceled.

Total compensation charged to operations during the three months ended September 30, 2014 and 2013, related to these employment contracts were $319,829 and $ 353,889, respectively; and during the nine months ended September 30, 2014 and 2013 were $1,020,177 and $993,178, respectively.

Office Lease

The Company has office leases in Hong Kong and Macau for executive offices which expire in September 2015 and April 2016, respectively.  The Company also rents a storage space on a month to month basis for $1,160 per month. Minimum future lease payments are $19,850, $68,449, and $11,864 for the years ended December 31, 2014, 2015 and 2016, respectively. Rent expense was $22,702 and $22,154 for the three months ended September 30, 2014 and 2013, respectively; and $68,925 and $63,868 for the nine months ended September 30, 2014 and 2013, respectively.

Gaming Table Rentals

Starting from August 1, 2013, the Company pays a monthly rental of approximately $425,000 for six gaming tables in its Oriental VIP Room in order to have a greater percentage of revenue sharing, which management believes will be a continuing cost of operating the Oriental VIP Room. Rental expense charged to operations for gaming table rentals was $1,277,238 and $850,757 for the three months ended September 30, 2014 and 2013, respectively; and $3,830,133 and $850,757 for the nine months ended September 30, 2014 and 2013, respectively.

Revenue Sharing

Beginning in September 2012, the Company has adopted a new program to allow certain cash basis junket agents (non-marker) to share in the risk of wins and losses in the VIP gaming rooms. The maximum percentage of sharing that the junket agent may elect to share in the risk of wins and losses is limited to their percentage of rolling chip turnover during the previous month. The junket agent must make its election by the second day of the subsequent month and may elect from zero percent to the maximum percent. A total of approximately $1,730,542 was recorded as additional commission expense in October 2014 for participating junket agents based on September 2014 rolling chip turnover. Due to fluctuations in wins and losses as well as the agents’ participation, levels, the total amount of revenues and losses shared as well as their percentage of rolling chip turnover may fluctuate significantly.

28

IAO KUN GROUP HOLDING COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Certain Risks and Uncertainties

The Group’s operations are dependent on the annual renewal of the gaming licenses by the Macau SAR to the Promoter Companies and the registration of the Collaborator by the licensed gaming promoter.  The tenure of the Promotion Entities acting as gaming promoters and collaborator for the Casinos is subject to the Gaming Representative / Gaming Promoter Arrangements and Collaborator Agreement.

The Group may not be able to collect all of their markers receivable from the junket agents. Management expects that the Group will be able to enforce these obligations only in a limited number of jurisdictions, including Macau. To the extent that junket agents of the Group, through the Promotion Entities, are from other jurisdictions, the Group may not have access to a forum in which they will be able to collect all of their markers receivable because, among other reasons, courts of many jurisdictions do not enforce gaming debts and the Group may encounter forums that will refuse to enforce such debts. The Group’s inability to collect gaming debts could have a significant negative impact on their operating results.

The Group receives all of their revenue from Casino Operators within the Asia-Pacific Region. If economic conditions in these areas were to decline materially or additional casino licenses to new Casino Operators were awarded in these locations, the Group’s consolidated results of operations could be materially affected.

Note 13 — Related Party Transactions

Management Agreements

Day-to-day management and operation of the VIP gaming rooms is contracted by the Promotion Entities to Pak Si Management and Consultancy Limited of Macau (“Pak Si”), a related party management company that is responsible for hiring and managing all staff needed for operations.  This includes local managers and executives to provide supervision, finance and cage personnel, public relations, drivers and other service staff (waiters, cleaners, etc.).  The agreements renew annually. The principal of Pak Si is the sister-in-law of Mr. Vong, a director of the Company and its chief operating officer.

Effective January 1, 2013, the monthly payments were revised for Sang Heng and Sang Lung from $180,000 to $155,000 each, and Bao Li and King’s Gaming remained at a monthly rate of $103,000.

Beginning in July 2013, the Oriental VIP Room entered into a management agreement with Pak Si for $103,000 per month.

Effective July 1, 2014, the monthly payments were revised for Sang Heng and Sang Lung from $155,000 to $142,000 each, and Bao Li, King’s Gaming and the Oriental VIP Room were revised from $103,000 to $97,000 each.

Total expenses for Pak Si's services were $1,722,392 and $1,856,635 during the three months ended September 30, 2014 and 2013, respectively; and $5,435,694 and $4,949,857 during the nine months ended September 30, 2014 and 2013, respectively.  Amounts due to Pak Si as of September 30, 2014 and December 31, 2013 were $573,077 and $619,042, respectively and have been recorded in accrued expenses.

Entertainment Expense

During the three months ended September 30, 2014 and 2013 the Group’s paid entertainment expense approximately $153,358 and $304,000, respectively; and $511,952 and $613,000 during the nine months ended September 30, 2014 and 2013, respectively, for catering and restaurant services to a related party in which three directors have the ownership interest.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis contains forward-looking statements about our plans and expectations of what may happen in the future. Forward-looking statements are based on a number of assumptions and estimates that are inherently subject to significant risks and uncertainties, and our results could differ materially from the results anticipated by our forward-looking statements as a result of many known and unknown factors.

You should read the following management discussion and analysis (“MD&A”) in conjunction with the unaudited consolidated financial statements and related footnotes thereto included in this report and in conjunction with the MD&A and the audited consolidated financial statements and related footnotes thereto included in our annual report on Form 20-F for the year ended December 31, 2013. All capitalized terms in this MD&A that are not defined shall have the meaning ascribed to them in the Notes to the Financial Statements included herewith.

OVERVIEW

We are a Cayman Islands company listed on the NASDAQ. We conduct VIP gaming promotion business at five VIP gaming rooms located in major casinos in Macau through the Promotion Entities, which include the Promoter Companies and the L’Arc Collaborator who are licensed gaming promoters and DICJ registered gaming collaborator respectively in Macau. The principal business activities of our subsidiaries are to hold profit interest agreements with the Promotion Entities that confer upon us the right to enjoy all the economic benefits of the Promotion Entities, exercise effective control over the structure and the underlying assets and net worth of the Promotion Entities. Since September 1, 2012, we have generated revenue by sharing a pre-determined percentage of the net gaming win/loss of the VIP Rooms with the respective Casino Operators and L’Arc Promoter. Prior to that, except for the MGM Iao Kun VIP room, which was under a revenue sharing model with the casino, we generated revenue by receiving a pre-determined fixed rate commission of not more than 1.25% of the rolling chip turnover in the VIP Rooms from the Casino Operators. Virtually all of the Promotion Entities’ revenue is ultimately generated by VIP players who are brought to the VIP Rooms by our management team and junket agents.

BASIS OF PRESENTATION

The Financial Information has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

(All figures are in thousands except earnings (loss) per share)

Statements of operations data (Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013

Revenue	$51,917	$60,961	$181,549	$186,625
Expenses
Commission to junket agents	(47,136)	(45,345)	(151,635)	(135,738)
Selling, general and administrative expenses	(5,485)	(5,103)	(19,346)	(15,084)
Special rolling tax	(432)	(412)	(1,376)	(1,268)
Amortization of intangible assets	(4,093)	(4,118)	(12,274)	(9,096)
Operating (loss) income before change in fair value of contingent consideration	(5,230)	5,983	(3,082)	25,439
Change in Fair value of Contingent Consideration for the acquisitions	(7,018)	946	(62,702)	(14,535)

Net (loss) income before tax	(12,248)	6,929	(65,784)	10,904
Income tax expense	—	—	—	—
Net (loss) income for the period attributable to Ordinary Shareholders	(12,248)	6,929	(65,784)	10,904
Other comprehensive (loss) income after tax	(408)	39	(326)	(125)
Total comprehensive (loss) income for the period attributable to Ordinary Shareholders	$(12,656)	$6,968	$(66,110)	$10,779
Net (loss) earnings per share
Basic	$(0.20)	$0.11	$(1.09)	$0.22
Diluted	$(0.20)	$0.11	$(1.09)	$0.22

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Balance sheet data

	September 30,	December 31,
	2014	2013
	(Unaudited)

Current assets	$223,445	$255,598
Non-current assets	$143,996	$156,231
Current liabilities	$104,766	$111,669
Non-current liabilities	$61,326	$31,068
Total shareholders’ equity	$201,349	$269,092

Cash flow data (Unaudited)

	For the nine months ended September 30,
	2014	2013

Net cash provided by operating activities	$58,559	$54,547
Net cash used in investing activities	(304)	(10,065)
Net cash used in financing activities	(52,124)	(33,475)
Net increase in cash and cash equivalents	$6,131	$11,007

SIGNIFICANT FACTORS AFFECTING OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Growth of Macau’s gaming and tourism markets

Our business is and will be influenced most significantly by the growth of the gaming and tourism markets in Macau. Rapid growth in the Macau gaming market commenced with the decision to grant new gaming concessions by the Macau Government in late 2001, and this growth has been facilitated by a number of drivers and initiatives which include, among others, favorable population demographics and economic growth across each of our Asian tourism source markets, substantial capital investment made by concessionaires in the development of branded and diversified destination resort properties, and the demonstrated commitment by central and local governments to improve or develop infrastructure connecting Macau with the rest of Greater China. From 2008 to 2013, gross gaming revenues in Macau increased at a compound annual growth rate (“CAGR”) of 27.1% and the number of hotel guests staying in Macau increased at a CAGR of 5.0%, according to the Gaming Inspection and Coordination Bureau (“DICJ”) and the Directhe dos ServiSer de Estatstatip e Censos (Statistics and Census Service) (“DSEC”), respectively. In 2011, 2012, 2013 and the first nine months of 2014, gross gaming revenues in Macau reached US$33.4 billion, US$38.0 billion, US$45.2 billion and US$34.5 billion, respectively, according to the DICJ. In the years ended December 31, 2011, 2012 and 2013 and the nine months ended September 30, 2014, the total number of hotel guests staying in Macau was approximately 8.6 million, 9.5 million, 10.7 million and 8.1 million, respectively, according to the DSEC.

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The total number of visitors to Macau increased at a CAGR of 3.1% from 2008 to 2013, according to the DSEC. In 2011, 2012, 2013 and the first nine months of 2014, there were approximately 28.0 million, 28.1 million , 26.7 million and 23.5 million visitors to Macau, respectively, according to the DSEC. A majority of these visitors come from Greater China. Continued and stable progress in the economic expansion of the domestic economy in China and further development of policy measures designed to advance economic cooperation between the Pearl River Delta, Hong Kong and Macau are key to the future development of our business opportunities. The number of visitors to Macau, particularly visitors from China’s Guangdong province where most visitors to Macau come from, however, may continue to decline due to weakening economic and credit market conditions and/or other factors.

According to the DICJ, gross gaming revenues in Macau increased by 13.4% from 2011 to 2012, and by 18.6% from 2012 to 2013 and by 5.9% from the first nine months of 2013 to the first nine months of 2014, as compared to 42.2% from 2010 to 2011, primarily due to the slower revenue growth of VIP baccarat since 2012, which accounted for 73.2%, 69.3%, 66.1% and 60.3% of total gross gaming revenue in Macau in 2011, 2012, 2013 and the first nine months of 2014, respectively. Such slowdown was primarily a result of slower economic growth in parts of mainland China and continued tightening of credit by the Chinese government in recent years. The continued economic slowdown in mainland China may adversely affect the Macau gaming industry and our results of operations.

Our credit extension policies

The availability of cage capital and our credit extension policies have significant impact on our revenue. Our cage capital mainly consists of retained earnings, lines of credit from Casino Operators and temporary credit from certain shareholders. As of September 30, 2014, we had an aggregate of US$59.2 million in total available lines of credit from the Casino Operators, and the Casino Operators may extend temporary credit in excess of this amount to us from time to time.

In light of the deceleration in the revenue growth of VIP baccarat, the casino game offered in the VIP Rooms, as well as the slower growth of China’s economy in recent years, we have adopted a prudent approach in the extension of gaming credit since May 2012 by (i) tightening gaming credit to VIP gaming patrons; and (ii) taking steps to closely monitor the collection of outstanding markers. As a result, our total rolling chip turnover in 2012, 2013 and the first nine months of 2014 were adversely impacted.

To effectively mitigate the adverse impact such tightening of credit had on our operating results, we have been pursuing strategic acquisitions to enlarge our junket agent base, such as the Bao Li Acquisition in 2012 and the Oriental VIP Room Acquisition in 2013. As the date of this report, we have not identified any new acquisition targets. We also offered higher fixed commission rates to non-credit agents since January 2013. In addition, we implemented a super agent program in September 2012 which provides certain non-credit agents an option to participate in sharing our overall win/loss each month based on their proportionate contribution of our total rolling chip turnover of the previous month in addition to receiving a fixed rate commission. We intend to continue such initiatives in an effort to attract a higher proportion of non-credit agents who have the financial resources to purchase non-negotiable chips from us rather than relying on gaming credit extended by us, which in turn increases the number of VIP players and rolling chip turnover without additional credit risk.

Our network of junket agents

Virtually all our revenue is ultimately generated by VIP players brought to the VIP Rooms by our management team and junket agents. With the overall growth of VIP gaming in Macau, the competition for services provided by junket agents has increased. Our network of junket agents, our ability to maintain good relationships with them and our ability to continue to develop relationships with new junket agents will continue to have a significant impact on our results of operations.

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Our revenue model

Beginning September 1, 2012, we changed our remuneration model from a fixed rate commission of not more than 1.25% of rolling chip turnover (except for the MGM Iao Kun VIP Room, which we closed on June 15, 2011 and was under a win/loss revenue sharing model with the casino) to a revenue sharing model where we currently share 42.5% to 55% of the net gaming win/loss before expenses with the respective Casino Operators and L’Arc Promoter. In respect of the Oriental VIP Room, we elected to pay a fixed amount of table rental to the L’Arc Promoter in exchange for a higher percentage of net gaming win/loss.

Such a shift in revenue model was effected primarily taking into consideration the following:

●	the industry trend of shifting from a fixed rate commission model to a revenue sharing model, which is currently the standard model of compensating gaming promoters and is believed to be preferred by the concessionaires who prefer a less volatile earnings stream provided by the revenue sharing model;

●	depending on the win/loss of the VIP Rooms, we may generate higher revenue under a revenue sharing model;

●	our expansion into five VIP gaming rooms following the acquisitions in 2012 and 2013 provided us with more tables and enabled us to spread the risk of fluctuation in our operating results;

●	our increased cage capital;

●	a revenue sharing model gains us access to additional casinos which operate exclusively under such model; and

●	a revenue sharing model increases our competitiveness in attracting non-credit agents.

The results of VIP gaming is more volatile than other forms of gaming as it involves higher wagers placed and various factors beyond our control, such as the VIP players’ skill and experience. Our operating results under the revenue sharing model directly correlate with the win/loss rate in the VIP Rooms and are therefore subject to higher fluctuation as compared to a fixed rate commission model. As a result, our short-term results may be materially affected by the win/loss variances in the VIP Rooms and may not be indicative of our future performance. As a result of the shift in revenue model, our revenue as a percentage of rolling chip turnover increased from 1.26% in 2011 to 1.30% in 2012 and 1.39% in 2013 but decreased to 1.32% in the first nine months of 2014. However, according to Union Gaming, the generally expected win rate for VIP baccarat, the table game played at the VIP Rooms, is between 2.7% to 3.0% and our quarterly win rates from January 1, 2011 to September 30, 2014 ranged from 2.2% to 3.6%, which is consistent with the industry norm.

Since our change in revenue model, we have increased commission payments to non-credit agents and have allowed super agents to participate in sharing our overall win/loss, which contributed to an overall higher percentage of commission paid to junket agents in relation to rolling chip turnover. We expect to continue to pay higher percentage of commission to junket agents in relation to rolling chip turnover as our network of non-credit agents and super agent program expand.

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CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial information. We describe our significant accounting policies in Note 2, Summary of Significant Accounting Policies, of the Notes to unaudited Consolidated Financial Statements included in this report. Our unaudited consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial reporting. In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the financial position, the results of its operations and cash flows. Operating results as presented are not necessarily indicative of the results to be expected for a full year. These financial statements and related notes should be read in conjunction with the financial statements and notes thereto included in the Company’s Form 20-F filed on April 30, 2014 with the Securities and Exchange Commission for the year ended December 31, 2013. Certain of our accounting policies require that management apply significant judgments in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with U.S. GAAP. Judgments are based on historical experience, terms of existing contracts, industry trends and information available from outside sources, as appropriate. However, by their nature, judgments are subject to an inherent degree of uncertainty, and, therefore, actual results could differ from our estimates.

Management regularly evaluates accounting estimates, including those relating to income taxes, intangible assets and amortization, impairment of goodwill, fair value of contingent consideration payables, and impairment of markers receivable.

CERTAIN INCOME STATEMENT ITEMS

Revenue from VIP gaming promotion operations

Our source of revenue is primarily commissions received from the Casino Operators and the L’Arc Promoter from VIP gaming promotion operations. We also received a small amount of service revenues which are disbursement income from junket agents for providing transportation, accommodation, food and beverage and other complimentary services to them starting from 2013. The profits derived from our VIP gaming promotion operations depend on the gaming volumes and win rate in the VIP Rooms. Revenue from VIP gaming promotion operations is recorded based on our share of the gaming win/loss, and prior to September 2012, primarily as a fixed percentage of rolling chip turnover in the VIP Rooms, except for the period of our operation at MGM Macau Casino which was under a win/loss revenue sharing model.

The following table sets out the breakdown of our revenue by source of revenue for the periods indicated. (All figures are in thousands.)

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013

Casino Operator A
VIP Room A-1	$20,607	$26,106	$67,837	$73,758
VIP Room A-2	20,381	22,312	66,287	72,705
Sub-total	40,988	48,418	134,124	146,463
Casino Operator B
VIP Room B	2,531	3,484	15,338	20,677
Casino Operator C
VIP Room C	3,346	4,991	16,147	14,554
L’Arc Promoter
Oriental VIP Room at L’Arc	4,592	3,602	13,947	3,602
Disbursement income from junket agents	460	466	1,993	1,329
Total	$51,917	$60,961	$181,549	$186,625

Commission to junket agents

We pay commissions to junket agents typically based on their rolling chip turnover. We do not pay commissions with respect to direct business VIP players sourced by our management team. We implemented a super agent program in September 2012 which allowed certain non-credit agents to participate in sharing overall win/loss with us in addition to receiving a fixed rate commission. During the periods ended September 30, 2014 and 2013, the junket agents who participated in such super agent program received more commissions than they would have under the fixed rate commission model.

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During the reporting periods, we experienced a decrease in the rolling chip turnover contributed by our direct business, which we expect will gradually phase out as our management will increasingly focus on the overall management of our business and cease to bring in direct business VIP players. We expect such decreasing trend may have a negative impact on our profit margin and an increase of commission to junket agents as a percentage of rolling chip turnover.

Selling, general and administrative expenses

Selling, general and administrative expenses consist of legal and professional fees, management salaries and director fees, management fees associated with the administration of the VIP gaming rooms, staff costs (excluding directors’ remuneration), VIP room operating costs and other expenses.

The following table sets out the breakdown of our selling, general and administrative expenses for the periods indicated. (All figures are in thousands.)

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013

Legal and professional fees	$183	$231	$714	$1,915
Management salaries and director fees	675	723	2,101	1,729
Management fees	1,722	1,856	5,436	4,950
Staff costs excluding directors’ remuneration	643	425	1,626	1,312
VIP room operating costs	1,300	875	3,907	914
Other (1)	874	912	3,731	2,561
Hong Kong Listing Expenses	88	81	1,831	1,703
Total	$5,485	$5,103	$19,346	$15,084

Note:

(1)	Other mainly includes entertainment expenses, investor relations fees, advertising expenses and overseas travelling expenses by management.

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RESULTS OF OPERATIONS

Three Months ended September 30, 2014 Compared to the Three Months ended September 30, 2013

The following table sets forth certain information regarding our results of operations for the three months ended September 30, 2014 and 2013 (all figures are in thousands except ratios and percentages).

	Three Months Ended September 30, 2014	Three Months Ended September 30, 2013	% change from 2013 to 2014
Revenue from VIP gaming promotion	$51,917	$60,961	(15)%

Commission to junket agents	$47,136	$45,345	4%

Selling, general and administrative expenses	$5,485	$5,103	7%

Operating (loss) income after amortization of intangible assets and before change in fair value of contingent consideration	$(5,230)	$5,984	(187)%

Percentage of operating (loss) income after amortization of intangible assets and before change in fair value of contingent consideration/Revenue from VIP gaming promotion	(10.07)%	9.82%

Non-GAAP Financial Results

The following Non-GAAP financial results for the three months ended September 30, 2014 and 2013 are used by management to evaluate our financial performance prior to the deduction of amortization of intangible assets and change in fair value of contingent consideration related to the acquisitions of King's Gaming, Bao Li Gaming and Oriental VIP Room (all figures are in thousands except ratios and percentages) (see Non-GAAP Financial Measures beginning on page 41).

	Three Months Ended September 30, 2014	Three Months Ended September 30, 2013	% change from 2013 to 2014
Non-GAAP (loss) income before amortization of intangible assets and change in fair value of contingent consideration	$(1,137)	$10,102	(111)%

Percentage of Non-GAAP (loss) income before amortization of intangible assets and change in fair value of contingent consideration/Revenue from VIP gaming promotion	(2.19)%	16.57%

Rolling Chip Turnover Ratios

Rolling Chip Turnover is used by casinos to measure the volume of VIP gaming room business transacted and represents the aggregate amount non-negotiable chips exchanged by VIP gaming patrons. Bets are wagered with ‘‘non-negotiable chips’’ and winning bets are paid out by casinos in so-called ‘‘cash’’ chips. If a player continues to make bets, they have to change the cash chips to non-negotiable chips.

Rolling Chip Turnover ratios are calculated as percentages of Rolling Chip Turnover, and represent the changes in revenue, expenses and income in comparison to the change in gaming volume which investors and management use to assess the operating efficiencies of the Promotion Entities.

The following table sets forth certain information regarding our results relating to our Rolling Chip Turnover and certain performance ratios for the three months ended September 30, 2014 and 2013 (all figures are in thousands except for ratios and percentages).

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	Three Months Ended September 30, 2014	Three Months Ended September 30, 2013	% change from 2013 to 2014
Rolling Chip Turnover	$4,328,194	$4,117,129	5.1%

Revenue from VIP gaming promotion/Rolling Chip Turnover	1.20%	1.48%	(19.0)%

Commission to junket agents/Rolling Chip Turnover	1.09%	1.10%	(1.1)%

Gross margin (Revenue less commissions and special rolling tax)/Rolling Chip Turnover	0.10%	0.37%	(72.8)%

Selling, general and administrative expenses/Rolling Chip Turnover	0.13%	0.12%	2.2%

Operating (loss) income after amortization of intangible assets and before change in fair value of contingent consideration/Rolling Chip Turnover	(0.12)%	0.15%	(183.1)%

Below is a quarterly analysis of the win rate in our VIP gaming rooms from January 1, 2013 to September 30, 2014:

Period	Win Rate %

Q1 2013	3.29%
Q2 2013	3.06%
Q3 2013	3.18%
Q4 2013	2.39%
Q1 2014	3.60%
Q2 2014	2.18%
Q3 2014	2.53%

Revenue from VIP gaming promotion operations was US$51.9 million for the three months ended September 30, 2014, as compared to US$61.0 million for the three months ended September 30, 2013, representing an decrease of 14.8%, whereas revenue as a percentage of rolling chip turnover decreased from 1.48% for the three months ended September 30, 2013 to 1.20% in 2014, representing an decrease of 19%. Such decreases were primarily a result of (i) a win rate of 2.53% for the three months ended September 30, 2014, well below the statistical average win rate range, compared to a win rate of 3.18% for the three months ended September 30, 2013; (ii) slower revenue growth of VIP baccarat as compared to the overall growth of gaming revenue in Macau; and (iii) the economic downturn and tightening of credit in mainland China, where the majority of our VIP gaming patrons come from. The reduction in amounts of gaming credit we make available to VIP gaming patrons adversely impacted the growth in our total rolling chip turnover in 2012, 2013 and for the nine months ended September 30, 2014. If the Chinese economy improves and demonstrates sustainable momentum, we may consider relaxing our credit extension policy.

The commission paid to junket agents increased by US$1.8 million, or 4.0%, to US$47.1 million for the three months ended September 30, 2014 as compared to the three month period ended September 30, 2013, primarily as a result of higher commission rates offset by super agents sharing in the lower win rate during the three months ended September 30, 2014 compared to the prior period. The commission paid to junket agents as a percentage of rolling chip turnover was 1.09% for the three months ended September 30, 2014, down from 1.10% for the three months ended September 30, 2013, a nominal decrease of 1.1%. Beginning in January 2013, we began an upward adjustment in commission rates to stay competitive in the Macau VIP gaming industry and to compensate our junket agents for no longer providing any complimentary hotel and casino services to them from January 2013 as well as higher commission paid to non-credit agents and super agents and a decrease in the percentage of revenue generated from direct business where we do not pay commission.

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Selling, general and administrative expenses increased by US$0.4 million, or 7.5%, to US$5.5 million for the three months ended September 30, 2014 as compared to the three month period ended September 30, 2013. Selling, general and administrative expenses as a percentage of rolling chip turnover was 0.13% for the three months ended September 30, 2014, up from 0.12% for the three months ended September 30, 2013, representing an increase of 2.2% due to the increased expenses described below. Staff costs increased by US$0.2 million as a result of an increase in the number of employees, partially offset by reduced management fees of US$0.1 million. We continue to directly hire employees to reduce our reliance on Pak Si. Legal and professional fees decreased by US$0.05 million from the three month period ended September 30, 2013 to the three month period ended September 30, 2014; the costs were higher in 2013 primarily related to the acquisition of the Oriental VIP Room in June 2013. VIP gaming room operating costs increased by US$0.4 million during the three month period ended September 30, 2014 as a result of the additional gaming table rental costs for the Oriental VIP Room. We pay a monthly rent of US$0.4 million for gaming tables in the Oriental VIP Room to the L’Arc Promoter.

The special rolling tax increased by US$0.02 million, or 4.9%, to US$0.4 million for the three months ended September 30, 2014 from the three month period ended September 30, 2013 as a result of the increase in rolling chip turnover. The percentage of the special rolling tax to revenue from VIP gaming promotion increased from 0.7% in the three months ended September 30, 2013 to 0.8% in the three months ended September 30, 2014.

Amortization of intangible assets for the three months ended September 30, 2014 was US$4.1 million, consistent with the prior year period.

Operating loss, after amortization of intangible assets and before change in the fair value of contingent consideration payables was US$(5.2) million for the three months ended September 30, 2014, as compared to operating income of US$6.0 million for the three month period ended September 30, 2013, representing a decrease of 187.4%, primarily as a result of (i) decrease in revenues as a result of lower than average win rate; (ii) an increase in commission expense to junket agents; and (iii) an increase in selling, general and administrative expenses.

There was an increase to the fair value of the contingent consideration liability in respect of the Bao Li Acquisition and Oriental VIP Room acquisition of US$7.0 million, primarily resulting from the acquired networks of junket agents achieving better rolling chip turnover results than forecasted at the time of the acquisitions in September 2012 and June 2013 and revisions to the forecasted results in the remaining years of the purchase period to meet or exceed the rolling chip turnover targets. There was no fair value change of the contingent consideration payable in respect of the King’s Acquisition for the three months ended September 30, 2014 as the forecasted gross profit level of King’s resulted in no additional earn-out shares expected to be earned by the King’s seller. As required by U.S. GAAP, any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in our estimate of the gross profit and rolling chip turnover expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. A change in the fair value of the acquisition-related contingent consideration could have a material impact on our statement of operations and financial position.

As a result of the above, our net loss increased by 276.8% from net income of US$6.9 million for the three months ended September 30, 2013 down to a net loss of US$(12.3) million for the three months ended September 30, 2014.

Basic and diluted loss per share for the three months ended September 30, 2014 were US$0.20 and US$0.20 upon the weighted average share count of 61,056,662.

Nine Months ended September 30, 2014 Compared to the Nine Months ended September 30, 2013

The following table sets forth certain information regarding our results of operations for the nine months ended September 30, 2014 and 2013 (all figures are in thousands except ratios and percentages).

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	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013	% change from 2013 to 2014
Revenue from VIP gaming promotion	$181,549	$186,625	(3)%

Commission to junket agents	$151,635	$135,738	12%

Selling, general and administrative expenses	$19,346	$15,084	28%

Operating (loss) income after amortization of intangible assets and before change in fair value of contingent consideration	$(3,082)	$25,439	(112)%

Percentage of operating (loss) income after amortization of intangible assets and before change in fair value of contingent consideration/Revenue from VIP gaming promotion	(1.70)%	13.63%

Non-GAAP Financial Results

The following Non-GAAP financial results for the nine months ended September 30, 2014 and 2013 are used by management to evaluate our financial performance prior to the deduction of amortization of intangible assets and change in fair value of contingent consideration related to the acquisitions of King's Gaming, Bao Li Gaming and Oriental VIP Room (all figures are in thousands except ratios and percentages) (see Non-GAAP Financial Measures beginning on page 41).

	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013	% change from 2013 to 2014
Non-GAAP income before amortization of intangible assets and change in fair value of contingent consideration	$9,192	$34,535	(73)%

Percentage of Non-GAAP income before amortization of intangible assets and change in fair value of contingent consideration/Revenue from VIP gaming promotion	5.06%	18.51%

Rolling Chip Turnover Ratios

The following table sets forth certain information regarding our results relating to our Rolling Chip Turnover and certain performance ratios for the nine months ended September 30, 2014 and 2013 (all figures are in thousands except for ratios and percentages).

	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013	% change from 2013 to 2014
Rolling Chip Turnover	$13,767,615	$12,677,483	8.6%

Revenue from VIP gaming promotion/Rolling Chip Turnover	1.32%	1.47%	(10.4)%

Commission to junket agents/Rolling Chip Turnover	1.1%	1.07%	2.9%

Gross margin (Revenue less commissions and special rolling tax)/Rolling Chip Turnover	0.21%	0.39%	(47.0)%

Selling, general and administrative expenses/Rolling Chip Turnover	0.14%	0.12%	18.1%

Operating (loss) income after amortization of intangible assets and before change in fair value of contingent consideration/Rolling Chip Turnover	(0.02)%	0.20%	(111.2)%

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Below is a quarterly analysis of the win rate in our VIP gaming rooms from January 1, 2013 to September 30, 2014:

Period	Win Rate %

Q1 2013	3.29%
Q2 2013	3.06%
Q3 2013	3.18%
Q4 2013	2.39%
Q1 2014	3.60%
Q2 2014	2.18%
Q3 2014	2.53%

Revenue from VIP gaming promotion operations was US$181.6 million for the nine months ended September 30, 2014, as compared to US$186.6 million for the nine months ended September 30, 2013, representing an decrease of 2.7%, whereas revenue as a percentage of rolling chip turnover decreased from 1.47% for the nine months ended September 30, 2013 to 1.32% in 2014, representing a decrease of 10.4%. Such decreases were primarily a result of (i) a win rate of 2.78% for the nine months ended September 30, 2014, within the statistical average win rate range, compared a win rate of 3.17% for the nine months ended September 30, 2013; (ii) slower revenue growth of VIP baccarat as compared to the overall growth of gaming revenue in Macau; and (iii) the economic downturn and tightening of credit in mainland China, where the majority of our VIP gaming patrons come from. The reduction in amounts of gaming credit made available to VIP gaming patrons adversely impacted the growth in our total rolling chip turnover in 2013 and for the nine months ended September 30, 2014. If the Chinese economy improves and demonstrates sustainable momentum, we may consider relaxing our credit extension policy.

The commission paid to junket agents increased by US$15.9 million, or 11.7%, to US$151.6 million for the nine months ended September 30, 2014 from the nine month period ended September 30, 2013, primarily as a result of higher commission rates offset by super agents sharing in the lower win rate during the second and third quarters of the reporting period ended September 30, 2014 compared to the prior period. The commission paid to junket agents as a percentage of rolling chip turnover was 1.10% for the nine months ended September 30, 2014, up from 1.07% for the nine months ended September 30, 2013, an increase of 2.9%. Beginning in January 2013, we began an upward adjustment in commission rates to stay competitive in the Macau VIP gaming industry and to compensate our junket agents for no longer providing any complimentary hotel and casino services to them beginning in January 2013, as well as higher commissions paid to non-credit agents and super agents and a decrease in the percentage of revenue generated from direct business where we do not pay commission.

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Selling, general and administrative expenses increased by US$4.3 million, or 28.3%, to US$19.3 million for the nine months ended September 30, 2014 from the nine month period ended September 30, 2013. Selling, general and administrative expenses as a percentage of rolling chip turnover was 0.14% for the nine months ended September 30, 2014, up from 0.12% for the nine months ended September 30, 2013, representing an increase of 18.1% due to the following increased expenses. Costs associated with our planned Hong Kong Listing of US$1.8 million were expensed during the nine months ended September 30, 2014 compared to US$1.7 million during the period ended September 30, 2013 as we neared completion of the filing of our initial Hong Kong Listing documents. Management salaries and director fees and staff costs increased by US$0.7 million as a result of an increase in the number of employees and increased salary for certain officers. Legal and professional fees decreased by US$1.2 million from the nine months ended September 30, 2013 to the nine months ended September 30, 2014, primarily related to the acquisition of the Oriental VIP Room in June 2013 and the rights offering in the same period. VIP gaming room operating costs increased by US$3.0 million during the nine months ended September 30, 2014 as a result of the acquisition of the Oriental VIP Room, including the additional gaming table rental costs for the Oriental VIP Room. We pay a monthly rent of US$0.4 million for gaming tables in the Oriental VIP Room to the L’Arc Promoter. During the nine months ended September 30, 2014, management fees increased by US$0.5 million, primarily as a result of our acquisition of the Oriental VIP Room in June 2013. We continue to directly hire employees to reduce our reliance on Pak Si. Other expenses increased by US$1.2 million as a result of advertising, travel and entertainment costs increasing by US$0.6 million and other miscellaneous increases of US$0.6 million for the nine months period ended September 30, 2014.

The special rolling tax increased by US$0.1 million, or 8.5%, to US$1.4 million for the nine months ended September 30, 2014 from the nine months ended September30, 2013 as a result of the increase in rolling chip turnover. The percentage of the special rolling tax to revenue from VIP gaming promotion remained stable at 0.7% in 2014.

Amortization of intangible assets for the nine months ended September 30, 2014 was US$12.3 million, as compared to US$9.1 million for the nine months ended September 30, 2013, representing an increase of 35%, as a result of the acquisition of the Oriental VIP Room in June 2013.

Operating loss, after amortization of intangible assets and before change in the fair value of contingent consideration payables was US$(3.1) million for the nine months ended September 30, 2014, as compared to operating income of US$25.4 million for the nine months ended September 30, 2013, representing a decrease of 112%, primarily as a result of (i) a decrease in revenues as a result of lower than average win rate in the second and third quarter of year 2014; (ii) higher commissions paid to junket agents; (iii) an increase in selling, general and administrative expenses; and (iv) an increase in amortization of intangible assets arising from the Oriental VIP Room acquisition.

There was an increase to the fair value of the contingent consideration liability in respect of the Bao Li Acquisition and Oriental VIP Room acquisition of US$62.7 million, primarily as the acquired networks of junket agents had achieved better rolling chip turnover results than forecasted at the time of the acquisitions in September 2012 and June 2013 and revisions to the forecasted results in the remaining years of the purchase period to meet or exceed the rolling chip turnover targets. There was no fair value change of the contingent consideration payable in respect of the King’s Acquisition for the nine months ended September 30, 2014 as the forecasted gross profit level of King’s resulted in no additional earn-out shares expected to be earned by the King’s seller. As required by U.S. GAAP, any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in our estimate of the gross profit and rolling chip turnover expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. A change in the fair value of the acquisition-related contingent consideration could have a material impact on our statement of operations and financial position.

As a result of the above, our net loss for the nine months ended September 30, 2014 was US$65.8 million as compared to net income of US$10.9 million for the nine months ended September 30, 2013.

Basic and diluted loss per share for the nine months ended September 30, 2014 were US$1.09 and US$1.09 upon the weighted average share count of 60,574,745.

Non-GAAP Financial Measures

Our calculation of Non-GAAP income (operating income before amortization of intangible assets and change in fair value of contingent consideration) and Non-GAAP EPS for the three and nine months ended September 30, 2014 and 2013 differs from EPS based on net income because it does not include amortization of intangible assets and change in fair value of contingent consideration.  We use this information internally in evaluating our operations and believe this information is important to investors because it provides users of our financial information with additional useful information in evaluating operating performance for the periods and is more consistently comparable to the prior periods.  Notwithstanding the foregoing, Non-GAAP income and EPS should not be considered an alternative to, or more meaningful than, net income and EPS as determined in accordance with GAAP.   The following is a reconciliation of our unaudited net income to Non-GAAP income and GAAP EPS to our Non-GAAP EPS:

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	For the Three Months Ended September 30, 2014	For the Three Months Ended September 30, 2013	For the Nine Months Ended September 30, 2014	For the Nine Months Ended September 30, 2013

Net (Loss) Income attributable to ordinary shareholders	$(12,248,255)	$6,929,444	$(65,784,211)	$10,904,568

Amortization of intangible assets	4,093,158	4,118,058	12,274,409	9,095,512

Change in fair value of contingent consideration	7,018,014	(945,943)	62,701,703	14,535,257

Non-GAAP (loss) income (before amortization of intangible assets and change in fair value of contingent consideration)	$(1,137,083)	$10,101,559	$9,191,901	$34,535,337

Weighted Average Shares Outstanding

Basic	61,056,662	60,959,765	60,574,745	50,270,031
Diluted	61,056,662	61,081,232	60,841,526	50,470,947

	For the Three Months Ended September 30, 2014		For the Three Months Ended September 30, 2013
	Basic	Fully Diluted	Basic	Fully Diluted

(Loss) Income per share attributable to ordinary shareholders	$(0.20)	$(0.20)	$0.11	$0.11

Amortization of intangible assets	0.07	0.07	0.07	0.07

Change in fair value of contingent consideration	0.11	0.11	(0.02)	(0.02)

Non-GAAP (Loss) earnings per share (before amortization of intangible assets and change in fair value of contingent consideration)	$(0.02)	$(0.02)	$0.16	$0.16

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	For the Nine Months Ended September 30, 2014		For the Nine Months Ended September 30, 2013
	Basic	Fully Diluted	Basic	Fully Diluted

(Loss) Income earnings per share attributable to ordinary shareholders	$(1.09)	$(1.08)	$0.22	$0.22

Amortization of intangible assets	0.20	0.20	0.18	0.18

Change in fair value of contingent consideration	1.04	1.03	0.29	0.29

Non-GAAP Earnings per share (before amortization of intangible assets and change in fair value of contingent consideration)	$0.15	$0.15	$0.69	$0.69

TAXATION

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gain tax. In addition, payment by us to our shareholders is not subject to withholding tax in the Cayman Islands.

United States

We are not incorporated nor do we engage in any trade or business in the United States and are, therefore, not subject to United States federal income taxes.

Hong Kong

We are not subject to Hong Kong profits tax because all of our operations are performed outside Hong Kong, and Hong Kong adopts a territorial tax regime under which only Hong Kong-sourced income is subject to the profit tax.

British Virgin Islands

All of our BVI subsidiaries are incorporated under the BVI Business Companies Act, 2004 (No. 16 of 2004) and are exempt from payment of BVI taxes.

Macau

The Promoter Companies, Sang Heng, King’s, Bao Li, Iao Pou and Sang Lung, and L’Arc Collaborator are not subject to Macau Complementary Tax, because their gaming revenue is received net of taxes collected by the Macau Government which are paid directly by the Casino Operators on a monthly basis. As a result, no provision for Macau Complementary Tax has been made.

The exemption from Macau Complementary Tax, however, does not apply to the dividends to be distributed by the Company’s Macau subsidiaries. We are, therefore, subject to Macau Complementary Tax at a progressive rate of up to maximum of 12% for dividends we receive from Macau subsidiaries. Accordingly, we are required to recognize deferred tax liabilities for taxable temporary differences associated with its investments in Macau subsidiaries except where we will be able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

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During the reporting period, no liability was recognized in respect of these differences because we were in a position to control the timing of reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

The Promotion Entities are subject to special rolling tax which is deducted and withheld by each Casino Operator and L’Arc Promoter on a monthly basis. The rate of special rolling tax is 0.01% on the rolling chip turnover of the VIP gaming room, and the special rolling tax is deducted as a cost of operation.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2014, our total available cage capital was US$207.9 million, consisting of markers receivable of US$194.1 million and cash and cash chips on hand of US$13.9 million.

As of September 30, 2014, we had a total cash and cash equivalents balance of US$13.9 million, compared to cash and cash equivalents of US$31.6 million as of September 30, 2013. The decrease is mainly as a result of the settlement of the outstanding consideration for the acquisitions of the Oriental VIP Room, Bao Li Gaming and King’s Gaming in 2014. Our credit risk is primarily attributable to markers receivable.

As of September 30, 2014, we had available lines of credit of US$59.2 million from Casino Operators excluding temporary credits, of which US$55.2 million were outstanding as of September 30, 2014. If the Casino Operators decide not to renew the lines of credit in any given month, our rolling chip turnover may be reduced as a result of reduced credit extended to our VIP gaming patrons. As a result, our gaming revenue from the Casino Operators and L’Arc Promoter and our net operating income could also be reduced.

As of September 30, 2014, we had interest free loans from shareholders of US$5.9 million which are temporary credit extended to us from time to time as part of our cage capital to meet additional gaming credit demand by our VIP gaming patrons. Going forward, we intend to reduce such loans from shareholders.

Our expected sources of repayment of the lines of credit extended by the Casino Operators and our shareholders are the repayment of markers receivable from our VIP gaming patrons as well as receivables due from the Casino Operators and L’Arc Promoter.

In June 2011, we adopted a share repurchase plan, or the 2011 Repurchase Plan, to purchase up to two million of Shares on the open market at prices to be determined by our management. We purchased an aggregate of 26,300 Shares for an aggregate purchase price of US$0.1 million under the 2011 Repurchase Plan, which expired on June 30, 2012. The Shares repurchased under the 2011 Repurchase Plan have been retired and the purchase price was allocated to share capital and additional paid in capital. In 2012, we repurchased an aggregate of 1,273,947 Shares for an aggregate purchase price of US$4.2 million pursuant to the 2012 Repurchase Plan. In the first three months of 2013, we had repurchased the remaining 726,053 Shares available under the 2012 Repurchase Plan for an aggregate purchase price of US$2.7 million. The Shares have been retired and the purchase price was allocated to share capital and additional paid in capital. In March 2013, the Board of Directors established the 2013 Repurchase Plan, which authorized us to purchase up to four million of Shares on the open market at prices to be determined by our management. Any Shares repurchased under the 2013 Repurchase Plan were retired and the purchase price was allocated to par value, additional paid in capital. During the year ended December 31, 2013 we repurchased an aggregate of 732,900 Shares for an aggregate purchase price of US$2.3 million pursuant to the 2013 Repurchase Plan. During the nine months ended September 30, 2014, we repurchased an aggregate of 1,415,300 Shares for an aggregate purchase price of US$4.2 million pursuant to the 2013 Repurchase Plan, which remains effective until terminated by our officers who are authorized to discontinue such plan at any time in their discretion.

Working capital

We believe that we have sufficient working capital available for the next twelve months.

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Cash flow

Historically, we have financed our working capital and other capital requirements primarily through cash generated from our operations and shareholder loans. The following table sets forth a summary of our cash flows for the periods indicated. (All figures are in thousands.)

	For the nine months ended September 30,
	2014	2013

Net cash provided by operating activities	$58,559	$54,547
Net cash used in investing activities	(304)	(10,065)
Net cash used in financing activities	(52,124)	(33,475)
Net increase in cash and cash equivalents	$6,131	$11,007

Cash flow generated from operating activities

The increase in cash provided by operating activities for the nine months ended September 30, 2014 compared to the same period ended September 30, 2013 was primarily due to an increase in cash provided by markers receivable and lines of credit. The increase in cash provided by marker receivable was due primarily to the efforts to collect marker receivables. Other fluctuations in cash from operating activities were due primarily to less bonus payable to super agents because of lower win rate in the second and third quarters of 2014 and other miscellaneous timing differences.

Cash flow used in investing activities

The decrease in cash used in investing activities for the nine months ended September 30, 2014 compared to the same periodin 2013 was primarily due to there not being any material payments related to acquisition transactions in the first nine months of 2014. In June 2013, the Company paid US$10.0 million for the Oriental VIP room acquisition. In 2014, the cash used in investing activities was primarily used for purchasing the software used in the VIP rooms.

Cash flow used in financing activities

The increase in cash used in financing activities for the nine months ended September 30, 2014 compared to the same period ended September 30, 2013 was primarily due to a payout of $9 million contingent consideration for the King’s Gaming acquisition, $13 million of contingent considerations for Bao Li Gaming, $26 million of contingent consideration for the Oriental VIP Room acquisition and an increase in cash used to repurchase our ordinary shares and repayments of shareholder loans. There was no material cash provided by financing activities for the nine months ended September 30, 2014; the major increase in cash provided by financing activities for the nine months ended September 30, 2013 was the approximately $29.4 million received from a rights offering completed in June 2013.

Future sources and uses of cash

We generally funded our operations from cash generated from operating activities.

We expect that our future liquidity and capital requirements will be affected by:

●	capital requirements related to prior and future acquisitions;

●	cash flow from prior and future acquisitions;

●	working capital requirements;

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●	dividend distributions;

●	repurchase of outstanding shares;

●	funds raised through the issuance of our securities; and

●	earnings accumulated and reinvested.

Other Events

On December 1, 2014, the Company issued a press release announcing 2014 nine month financial results. A copy of the press release is attached as Exhibit 99.1.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 2, 2014

IAO KUN GROUP HOLDING COMPANY LIMITED

By:	/s/ Li Chun Ming Raymond
Name: Li Chun Ming Raymond
Title: Chief Financial Officer

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EXHIBIT INDEX

Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Press Release dated December 1, 2014

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